Exhibit 99.1
I-Mab
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2019 and 2020

I-MAB
Consolidated Balance Sheet as of December 31, 2019 and
Unaudited Interim Condensed Consolidated Balance Sheet
as of September 30, 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,	As of September 30,
		2019	2020
	Notes	RMB	RMB	US$ (Note 2.5)
Assets
Current assets
Cash and cash equivalents	2.6	1,137,473	2,960,017	435,963
Restricted cash	2.7	55,810	—	—
Short-term investments	2.8	32,000	28,526	4,201
Prepayments and other receivables	3	136,036	219,839	32,379

Total current assets		1,361,319	3,208,382	472,543
Property, equipment and software	4	30,069	27,058	3,985
Operating lease right-of-use assets		16,435	15,061	2,218
Intangible assets	5	148,844	122,000	17,969
Goodwill	6	162,574	162,574	23,945
Investment accounted for using the equity method	7	—	762,997	112,377
Other non-current assets		18,331	—	—

Total assets		1,737,572	4,298,072	633,037

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Short-term borrowings	8	50,000	—	—
Accruals and other payables	9	273,553	338,317	49,829
Operating lease liabilities, current		6,807	8,001	1,178
Deferred subsidy income	2.14	—	3,078	453
Ordinary shares to be issued to Everest	21	258,119	—	—

Total current liabilities		588,479	349,396	51,460
Convertible promissory notes	13	68,199	64,771	9,540
Put right liabilities	7	—	124,100	18,278
Operating lease liabilities, non-current		7,492	5,177	762
Deferred subsidy income	2.14	3,920	4,560	672
Other non-current liabilities	9	—	8,433	1,242

Total liabilities		668,090	556,437	81,954

Commitments and contingencies	20

I-MAB
Consolidated Balance Sheet as of December 31, 2019 and
Unaudited Interim Condensed Consolidated Balance Sheet
as of September 30, 2020 (Continued)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,	As of September 30,
		2019	2020
	Notes	RMB	RMB	US$ (Note 2.5)
Mezzanine equity
Series A convertible preferred shares (US$0.0001 par value, 30,227,056 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of September 30, 2020)	12	687,482	—	—
Series B convertible preferred shares (US$0.0001 par value, 30,305,212 shares authorized, issued and outstanding as of December 31, 2019, and nil a uthorized, issued and outstanding as of September 30, 2020)	12	921,243	—	—
Series C convertible preferred shares (US$0.0001 par value, 31,046,360 shares authorized, issued and outstanding as of December 31, 2019, and nil authorized, issued and outstanding as of September 30, 2020)	12	1,306,633	—	—
Series C-1 convertible preferred shares (US$0.0001 par value, 3,857,143 shares authorized, issued and outstanding as of December 31, 2019, and nil a uthorized, issued and outstanding as of September 30, 2020)	12	188,819	—	—

Total mezzanine equity		3,104,177	—	—

Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 500,000,000 and 800,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 8,363,719 and 153,543,910 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	11	6	106	16
Additional paid-in capital		389,379	6,720,714	989,854
Accumulated other comprehensive income		70,127	85,657	12,616
Accumulated deficit		(2,494,207)	(3,064,842)	(451,403)

Total shareholders’ equity (deficit)		(2,034,695)	3,741,635	551,083

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		1,737,572	4,298,072	633,037

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the Nine Months Ended September 30, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Nine Months Ended September 30,
		2019	2020
	Notes	RMB	RMB	US$ (Note 2.5)
Revenues
Licensing and collaboration revenue	16	30,000	—	—
Expenses
Research and development expenses	2.17	(578,377)	(698,461)	(102,872)
Administrative expenses		(582,732)	(310,775)	(45,772)

Loss from operations		(1,131,109)	(1,009,236)	(148,644)
Interest income		22,828	18,658	2,748
Interest expense		(2,466)	(957)	(141)
Other income, net	17	1,758	420,900	61,992
Fair value change of warrants	14	5,609	—	—

Loss before income tax expense		(1,103,380)	(570,635)	(84,045)
Income tax expense	10	—	—	—

Net loss attributable to I-MAB		(1,103,380)	(570,635)	(84,045)
Net loss attributable to ordinary shareholders		(1,103,380)	(570,635)	(84,045)

Net loss attributable to I-MAB		(1,103,380)	(570,635)	(84,045)
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax		66,254	15,530	2,288

Total comprehensive loss attributable to I-MAB		(1,037,126)	(555,105)	(81,757)

Net loss attributable to ordinary shareholders		(1,103,380)	(570,635)	(84,045)
Weighted-average number of ordinary shares used in calculating net loss per share—basic and diluted	18	7,184,086	126,758,926	126,758,926
Net loss per share attributable to ordinary shareholders
—Basic	18	(153.59)	(4.50)	(0.66)
—Diluted	18	(153.59)	(4.50)	(0.66)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the Nine Months Ended September 30, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares (Note 11)		Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	(US$0.001 par value)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	8,363,719	6	(1)	—	59,380	(1,014,489)	(955,104)
Foreign currency translation adjustments	—	—	—	—	66,254	—	66,254
Net loss	—	—	—	—		(1,103,380)	(1,103,380)
Share-based compensation	—	—	—	366,885	—	—	366,885

Balance as of September 30, 2019	8,363,719	6	(1)	366,885	125,634	(2,117,869)	(1,625,345)

Balance as of December 31, 2019	8,363,719	6	—	389,379	70,127	(2,494,207)	(2,034,695)
Foreign currency translation adjustments	—	—	—	—	15,530	—	15,530
Net loss	—	—	—	—	—	(570,635)	(570,635)
Share-based compensation	—	—	—	301,525	—	—	301,525
Exercise of stock options	115,888	1	—	790	—	—	791
Capital contribution from stock option surrender (Note 15 (h))	—	—	—	91,051	—	—	91,051
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	99,760,129	69	—	3,104,108	—	—	3,104,177
Issuance of ordinary shares to Everest	6,078,571	4	—	254,844	—	—	254,848
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	18,804,225	13	—	697,865	—	—	697,878
Issuance of ordinary shares upon private placement, net of issuance cost	20,421,378	13	—	1,809,278	—	—	1,809,291
Issuance of warrants	—	—	—	71,874	—	—	71,874

Balance as of September 30, 2020	153,543,910	106	—	6,720,714	85,657	(3,064,842)	3,741,635

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Cash flows from operating activities
Net loss	(1,103,380)	(570,635)	(84,045)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property, equipment and software	6,835	7,738	1,140
Loss on disposal of property, equipment and software	—	8	1
Fair value change of short-term investments	(332)	(2,557)	(377)
Fair value change of warrants	(5,609)	—	—
Fair value change of other financial assets	145	—	—
Share-based compensation	366,885	392,576	57,820
Amortization of right-of use assets and interest of lease liabilities	4,427	6,935	1,021
Gains on deconsolidation of a subsidiary	—	(407,598)	(60,033)
Changes in operating assets and liabilities
Prepayments and other receivables	12,310	3,309	488
Accruals and other payables	32,200	(17,623)	(2,596)
Advance from customers	(14,151)	—	—
Research and development funding received	52,207	—	—
Deferred subsidy income	1,420	3,718	548
Other non-current liabilities	—	8,433	1,242
Lease liabilities	(4,950)	(6,935)	(1,021)

Net cash used in operating activities	(651,993)	(582,631)	(85,812)

Cash flows from investing activities
Purchase of property, equipment and software	(4,617)	(4,761)	(701)
Proceeds from disposal of property, equipment and software	12	—	—
Proceeds from disposal of short-term investments	35,332	276,884	40,781
Purchase of short-term investments	(88,000)	(270,853)	(39,892)
Cash disposed of resulting from deconsolidation of a subsidiary	—	(257,651)	(37,948)
Cash received from disposal of other financial assets	192,401	—	—

Net cash generated from (used in) investing activities	135,128	(256,381)	(37,760)

I-MAB
Unaudited Interim Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2019 and 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Cash flows from financing activities
Consideration received in advance from a preferred shares investor	70,729	—	—
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	—	726,300	106,972
Payment of issuance cost for initial public offering and over-allotment	(1,316)	(27,088)	(3,990)
Proceeds from private placement, net of payment of issuance cost	—	1,980,548	291,703
Proceeds from exercise of stock options	—	791	117
Proceeds from bank borrowings	50,000	—	—
Prepayment for stock repurchase program	—	(34,859)	(5,134)
Repayment of bank borrowings	(80,000)	(50,000)	(7,364)

Net cash generated from financing activities	39,413	2,595,692	382,304

Effect of exchange rate changes on cash and cash equivalents and restricted cash	77,581	10,054	1,480
Net increase (decrease) in cash and cash equivalents and restricted cash	(399,871)	1,766,734	260,212
Cash, cash equivalents, and restricted cash, beginning of period	1,680,931	1,193,283	175,751

Cash, cash equivalents, and restricted cash, end of the period	1,281,060	2,960,017	435,963

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	4,950	6,935	1,021
Right-of-use assets obtained in exchange for operating lease obligations	2,952	5,029	741
Other supplemental cash flow disclosures
Interest paid	2,466	957	141
Non-cash activities
Accrued initial public offering costs payable	4,850	508	75
Accrued private placement offering costs payable	—	96,837	14,263
Ordinary shares issued to Everest	—	254,848	37,535
Conversion of preferred shares to ordinary shares	—	3,104,177	457,196
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. Principal Activities and Organization
I-Mab
(the “Company”) was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. The Company and its subsidiaries (together the “Group”) are principally engaged in discovering and developing transformational biologics in the fields of immuno-oncology and immuno-inflammation diseases in the People’s Republic of China (the “PRC”) and other countries and regions.
Prior to the incorporation of the Company, the Group carried out its operation in the PRC since November 2014 mainly through Third Venture Biopharma (Nanjing) Co., Ltd. (“Third Venture”), which was incorporated on November 17, 2014 in the PRC. For the purpose of introduction of overseas investors and in preparation for a listing of the Company’s shares on the overseas capital markets, the Group underwent a reorganization (the “Reorganization”) in 2016. The Reorganization was approved by the Board of Directors and a restructuring framework agreement was entered into by Third Venture, the Company, and the shareholders of the Company based on Reorganization framework agreement, pursuant to which on July 7, 2016, Third Venture transferred all of its assets and operations to the Company’s wholly owned subsidiary,
I-Mab
Biopharma Co., Ltd.
(“I-Mab
Shanghai”), which was a transaction in which shareholders had identical ownership interests before and after the transaction and was accounted for in a manner similar to a common control transaction.
The Reorganization, as described above has been accounted for at historical cost. That Reorganization was reverse merger of Third Venture and Third Venture is the predecessor of the Company. As such, the assets and liabilities of Third Venture are consolidated in the Company’s financial statements at historical cost.
On January 17, 2020, the Company consummated its IPO on the Nasdaq Global Market, where 7,407,400 American Depositary Shares (“ADSs”) were issued at the price of US$14.00 per ADS for total gross proceeds of US$103.7 million. On February 10, 2020, the underwriters of the IPO have exercised their over-allotment option to purchase an additional 768,350 ADSs of the Company at the IPO price of US$14.00 per ADS. After giving effect to the exercise of the over-allotment option, the Company has issued and sold a total of 8,175,750 ADSs in the IPO, for total gross proceeds of US$114.5 million. Each ten ADSs represents twenty-three ordinary shares of the Company.
As of
September 30, 2020, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect ownership by the Company	Principal activities
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Shanghai	PRC	August 24, 2016	100%	Research and development of innovative medicines
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	PRC	July 15, 2017	100%	Research and development of innovative medicines
I-Mab Biopharma US Ltd.	U.S.	February 28, 2018	100%	Research and development of innovative medicines

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies
2.1 Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation
S-X.
In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of September 30, 2020, and results of operations and cash flows for the nine months ended September 30, 2019 and 2020. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2019 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2019.
Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
2.2 Basis of consolidation
The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation.
2.3 Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of wealth management products, impairment of other receivables, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use
assets and lease liabilities, fair value measurements of warrants, variable consideration in collaboration revenue arrangements, determination of the standalone selling price of each performance obligation in the Company’s revenue arrangements, valuation of share-based compensation arrangements, deferred tax assets valuation allowances and fair value of put right liabilities. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.4 Fair value measurements
Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, other financial assets, contract assets, other receivables, short-term borrowings, accruals and other payables and put right liabilities. As of December 31, 2019, and September 30, 2020, except for short-term investments and put right liabilities, the carrying values of these financial assets and financial liabilities approximated their fair values because of their generally short maturities. The Group reports short-term investments and put right liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss.
The Group measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.
Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.
Assets and liabilities measured at fair value on a recurring basis
The Group measured its short-term investments and put right liabilities at fair value on a recurring basis. As the Group’s short-term investments and put right liabilities are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of short-term investments and put right liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.
The following table summarizes the Group’s financial assets and financial liabilities measured and recorded at fair value on a recurring basis as of December 31, 2019 and September 30, 2020:

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	32,000	32,000

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.4 Fair value measurements (Continued)

	As of September 30, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	—	28,526	28,526

Liabilities
Put right liabilities	—	—	124,100	124,100

The roll forward of major Level 3 financial assets and financial liabilities are as follows:

	Short-term investments	Put right liabilities
Fair value of Level 3 financial assets and financial liabilities as of December 31, 2019	32,000	—
Purchase of short-term investments	270,853	—
Disposal of short-term investments	(276,884)	—
Grant of put right liabilities	—	124,321
Fair value changes	2,557	—
Effect of exchange rate changes	—	(221)

Fair value of Level 3 financial assets and financial liabilities as of September 30, 2020	28,526	124,100

Refer to Note 7 for additional information about Level 3 put right measured at fair value on a recurring basis for the nine months ended September 30, 2020.
2.5 Foreign currency translation
The Group uses Chinese Renminbi (“RMB”) as its reporting currency. The United States Dollar (“US$”) is the functional currency of the Group’s entities incorporated in the Cayman Islands, the United States of America (“U.S.”) and Hong Kong, the Australia Dollar (“AUD”) is the functional currency of the Group’s entity incorporated in Australia and the RMB is the functional currency of the Company’s PRC subsidiaries.
Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currencies are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.5 Foreign currency translation (Continued)

The unaudited interim condensed consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income. The exchange rates used for translation on December 31, 2019 and September 30, 2020 were US$1.00 = RMB6.9762 and RMB6.8101 respectively, representing the index rates stipulated by the People’s Bank of China.
Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7896, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.
2.6 Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.
2.7 Restricted cash
Restricted cash consists of the guarantee deposits held in a designated bank account as security deposits under bank borrowing agreements. Such restricted cash was released when the Group repaid the related bank borrowings.
2.8 Short-term investments
Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss.
2.9 Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Laboratory equipment	3 to 5 years
Software	2 to 5 years
Office furniture and equipment	5 years
Leasehold improvements	Lesser of useful life or lease term

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.9 Property, equipment and software (Continued)

The Group recognized the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive loss.
2.10 Intangible assets
Intangible assets with definite useful lives are amortized to their estimated residual values over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Amortization is initiated for in-process
research and development (IPR&D) intangible assets that are acquired from business combination when their useful lives have been determined. IPR&D intangible assets which are determined to have an impairment in their fair value are adjusted downward and an expense recognized in research and development in the consolidated statements of comprehensive loss. These IPR&D intangible assets are tested at least on an annual basis on December 31 or when a triggering event occurs that could indicate a potential impairment (see Note 5).
2.11 Impairment of long-lived assets
Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the year ended December 31, 2019 and nine months ended September 30, 2020, there was no impairment of the value of the Group’s long-lived assets.
2.12 Goodwill
Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Group allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
The Group has elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes the Group’s evaluation of relevant events and circumstances affecting the Group’s single reporting unit, including macroeconomic, industry, market conditions and the Group’s overall financial performance. If qualitative factors indicate that it is more likely than not that the Group’s reporting unit’s fair value is less than its carrying amount, then the Group will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. For the year ended December 31, 2019 and nine months ended September 30, 2020, the Group determined that there were no indicators of impairment of the goodwill.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.13 Long-term investments
The Group’s long-term investments include equity investments in an affiliate in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. The investment is accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of the equity investee’s net income or loss after the date of investment. The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investments is recognized in losses when the decline in value is determined to be other-than-temporary. No impairment charge was recognized for the nine months ended September 30, 2020.
2.14 Deferred subsidy income
Deferred subsidy income consists of deferred income from government grants. Government grants mainly consist of cash subsidies received by the Group’s subsidiaries in the PRC from local governments as support on expenses relating to certain projects. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. If such obligations are not satisfied, the Group may be required to refund the subsidy. Cash grants of RMB3,920 was recorded in deferred subsidy income as of December 31, 2019. As of September 30, 2020, cash grants of RMB7,638 was recorded in deferred subsidy income, which will be recognized when the government specified performance obligation is satisfied.
2.15 Revenue recognition
The Group adopted Accounting Standard Codification (“ASC”) 606,
Revenue from Contracts with Customers
(Topic 606) (“ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.
Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect substantially all the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group audits the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.15 Revenue recognition (Continued)

Collaboration revenue
At contract inception, the Group analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808,
 Collaborative Arrangements
 (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Group first determines if the collaboration is deemed to be within the scope of ASC 808. For any units of account that are reflective of a vendor-customer relationship those units of account are accounted for within the scope of ASC 606. For any units of account that are not accounted for under ASC 606 and therefore accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.
The Group’s collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. As part of the accounting for these arrangements, the Group must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, the Group considers competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.
When the timing of the delivery of product is different from the timing of payments made by the customers, the Group recognizes either a contract asset (performance precedes the contractual due date) or a contract liability (customer payment precedes performance). The Group’s contractual payment terms are typically due in no more than 30 days from invoicing. In limited situations, certain customer contractual payment terms require the Group to bill in arrears; thus, the Group satisfies some or all of the performance obligations before the Group is contractually entitled to bill the customer. In these situations, billing occurs subsequent to revenue recognition, which results in a contract asset. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of the time is required before payment of the consideration is due. A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. For example, certain of the contractual arrangements do not permit the Group to bill until the completion of the production of the samples. In other limited situations, certain customer contractual payment terms allow the Group to bill in advance; thus, the Group receives customer cash payment before satisfying some or all of its performance obligations. In these situations, billing occurs in advance of revenue recognition, which results in contract liabilities.
Licenses of Intellectual Property:
Upfront
non-refundable
payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, the Group recognizes revenues from non-refundable,
up-front
fees allocated to the license at a point in time, when the license is transferred to the licensee and the licensee is able to use and benefit from the license.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.15 Revenue recognition (Continued)

Research and Development Services:
The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized as revenue over time as delivery or performance of such services provided to the Group’s customers occurs.
Milestone Payments
: At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, the Group evaluates whether the milestones are considered probable of being reached and to the extent that a significant reversal of cumulative revenue would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Group re-evaluates
the probability of achieving such development milestones and any related constraint, and if necessary, adjust the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up
basis, which would affect revenues and earnings in the period of adjustment.
Royalties
: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties or milestone payments based on the level of sales relate, the Group recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
2.16
Value-added-tax
(“VAT”) recoverable and surcharges
Value added tax recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 17% of the value-added-tax depending
on
the tax-payer’s location.
The deductible input VAT balance is reflected in the prepayments and other receivables, and VAT payable balance is recorded in the accruals and other payables.
2.17 Research and development expenses
Elements of research and development expenses primarily include (1) payroll and other related expenses of personnel engaged in research and development activities,
(2) in-licensed
patent rights fee of exclusive development rights of drugs granted to the Group, (3) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”), investigators and clinical trial sites that conduct the clinical studies (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.17 Research and development expenses (Continued)

The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial
milestone payments, are immediately expensed as acquired
in-process
research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. The conditions enabling capitalization of development expenses as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.
2.18 Leases
In accordance with ASC 842 adopted on January 1, 2019, the Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets, operating lease liability, and operating lease liability, non-current
in the Group’s consolidated balance sheets. The Group does not have any finance leases since the adoption date.
ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.
The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU
2016-02:
(i) elect for each lease not to separate
non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.
In connection with the adoption of ASC 842, on January 1, 2019, the Company recorded an impact of RMB13,100 on its assets and RMB11,333 on its liabilities for the recognition of operating lease right-of-use-assets
and operating lease liabilities, respectively, which are primarily related to the lease of the Group’s offices and warehouses. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.
2.19 Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive loss.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.20 Share-based compensation
The Company grants restricted shares and stock options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.
Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share based awards granted with only service conditions, using the graded vesting method net of estimated forfeitures over the vesting period; or c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO using the graded vesting method.
A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period when the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.
Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Group’s ordinary shares at the grant date of the award. Prior to the listing, estimation of the fair value of the Group’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the stock options is estimated using the Binominal Option Pricing Model. The determination of the fair value of stock options is affected by the share price of the Group’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from an independent valuation firm.
2.21 Income taxes
The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.21 Income taxes (Continued)

The Group evaluates its uncertain tax positions using the provisions of ASC
740-10, Income
Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is ‘‘more likely than not’’ to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.
2.22 Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive loss over the period of the borrowings using the effective interest method.
2.23 Segment information
In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in and derived from the PRC, no geographical segments are presented.
2.24 Loss per share
Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method.
Under
the two-class method,
the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method,
shares issuable upon the exercise of stock options using the treasury stock method, shares issuable upon the conversion of the convertible promissory notes using the if-converted method,
and shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.25 Adopted accounting pronouncements
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU
2016-13”).
This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. In November 2018, the FASB issued ASU
2018-19,
Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU
2018-19”),
which clarifies certain topics included within ASU
2016-13.
ASU
2016-13
and ASU
2018-19
are effective for the annual reporting period beginning after December 15, 2019, including interim periods within that reporting period. The impact of this ASU to the consolidated financial statements is immaterial. The Group elected to adopt this ASU and applied this guidance retrospectively to all periods presented.
In January 2017, the FASB issued ASU
2017-04,
Intangibles—Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step
impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a material impact to its consolidated financial statements.
In August 2018 the FASB issued ASU
No. 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard modifies certain disclosure requirements on fair value measurements. This standard became effective for us on January 1, 2020.
In November 2018 the FASB issued
ASU No. 2018-18, Collaborative
Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This standard makes targeted improvements for collaborative arrangements as follows:

•
Clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606, Revenue from Contracts with Customers, when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in ASC 606 should be applied, including recognition, measurement, presentation and disclosure requirements;

•
Adds unit-of-account guidance
to ASC 808, Collaborative Arrangements, to align with the guidance in ASC 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of ASC 606; and

•
Precludes a company from presenting transactions with collaborative arrangement participants that are not directly related to sales to third parties with revenue recognized under ASC 606 if the collaborative arrangement participant is not a customer.

This standard became effective for the Group on January 1, 2020. A retrospective transition approach is required for either all contracts or only for contracts that are not completed at the date of initial application of ASC 606, with a cumulative adjustment to opening retained earnings. Since the Group’s all relevant units of accounts were accounted for under ASC 606, the adoption of this ASU does not have a material impact to the Group’s consolidated financial statements, with no adjustment to its opening retained earnings.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Principal Accounting Policies (Continued)

2.26 Recent accounting pronouncements
In December 2019, the FASB issued ASU
2019-12-Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU
2019-12
simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU
2019-12
is effective for the Company beginning on January 1, 2022. Early adoption of the amendments is permitted. The Company is currently evaluating the impact of ASU
2019-12
on its consolidated financial statements.
3. Prepayments and Other Receivables

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Prepayments:
—Prepayments to CRO vendors	78,740	72,285	10,646
—Prepayments for stock repurchase program (Note 11)	—	34,051	5,015
—Prepayments for other services	880	1,722	254
Receivables due from employees (Note (i))	16,201	—	—
Loans to an affiliate (Note 21)	—	52,000	7,659
Value-added tax recoverable	12,517	25,330	3,731
Rental deposits	546	994	146
Interest receivables	764	—	—
Others	26,388	33,457	4,928

	136,036	219,839	32,379

Note:
(i) The balance mainly represented the receivables due from employees, which were arising from the Group’s obligation to pay the withholding individual income tax (“IIT”) for those employees’ stock option activities and was collected by the Group in January 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. Property, Equipment and Software
Property, equipment and software consist of the following:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Cost
Laboratory equipment	24,265	27,336	4,026
Leasehold improvement	11,856	12,605	1,857
Software	10,220	10,201	1,502
Office furniture and equipment	1,526	1,526	225

Total property, equipment and software	47,867	51,668	7,610
Less: accumulated depreciation and amortization	(18,221)	(25,935)	(3,820)

Net book value	29,646	25,733	3,790
Construction in progress	423	1,325	195

Total net book value of property, equipment and software	30,069	27,058	3,985

The total amounts charged to the interim condensed consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately RMB6.8 million and RMB7.7 million for the nine months ended September 30, 2019 and 2020, respectively.
5. Intangible
Assets
Intangible assets as of December 31, 2019 and
September
30, 2020 are summarized as follows:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Cost
IPR&D	148,844	122,000	17,969
Less: accumulated amortization	—	—	—

Net book value	148,844	122,000	17,969

IPR&D represents the fair value assigned to research and development assets that the Group acquired from business combination of
I-Mab
Tianjin and its subsidiaries including Chengdu Tasgen
Bio-Tech
Co., Ltd. and Shanghai Tianyunjian
Bio-Tech
Co., Ltd. (together the “Tasgen Group”) in 2017 and had not reached technological feasibility at the date of acquisition. Upon commercialization, the Group will determine the estimated useful life and amortize these amounts based upon an economic consumption method.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. Intangible Assets (Continued)

The fair value assigned to the IPR&D related to TJ102 was RMB26,844 (US$3,954). On September 15, 2020,
I-Mab
Hong Kong and Genexine, Inc. entered into amendments to Intellectual Property License Agreement with
I-Mab
Hangzhou to assign and transfer all the rights and obligations related to TJ102 to
I-Mab
Hangzhou, pursuant to an equity transfer and investment agreement entered into between
I-Mab
Hong Kong and various parties (Note 7).
As of December 31, 2019 and September 30, 2020, there was no impairment of the value of the Group’s intangible assets.
6. Goodwill
On July 15, 2017, the Group acquired 66.67% of the equity interests in the Tasgen Group by issuing convertible preferred shares and controlled the board of directors and business of
I-Mab
Tianjin since then. Tasgen Group is principally engaged in the research and development of innovative medicines and the Group acquired Tasgen Group for its research team, technical experience, and IPR&D pipeline assets (see Note 5). As of December 31, 2019 and September 30, 2020, the goodwill of RMB162,574 (US$23,945) represented the goodwill generated from the aforementioned acquisition of Tasgen Group and the business of Tasgen Group was fully integrated into the Company after the acquisition. There was no impairment of the value of the Group’s goodwill.
As of December 31, 2019 and September 30, 2020, the Group performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Group’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying amount and therefore the Group’s goodwill was not impaired.
7. Investment Accounted for Using the Equity Method and Put Right Liabilities
(a) Investment accounted for using the equity method
I-Mab
Hangzhou, incorporated on June 16, 2019, was a wholly owned subsidiary of
I-Mab
Hong Kong with registered capital of US$30 million, which was paid up by
I-Mab
Hong Kong on September 14, 2020.
On September 15, 2020 (the “Closing Date”),
I-Mab
Hong Kong entered into an equity transfer and investment agreement (the “SPA”) with (i) a limited partnership jointly established by the management of
I-Mab
Hangzhou to hold restricted equity of
I-Mab
Hangzhou issued to the management (“Management Holdco”), (ii) a limited partnership established to hold the shares of
I-Mab
Hangzhou for future equity incentive plan (“ESOP Holdco”) and (iii) a group of domestic investors in China (“Domestic Investors”).
In accordance with the terms of the SPA,

(i)
I-Mab
Hong Kong agreed to assign all rights and obligations/ownership of certain drug candidates in different stages of development (“Target Pipelines”) to
I-Mab
Hangzhou as of the Closing Date as well as to transfer employment of a team of designated management/workforce to
I-Mab
Hangzhou. The Target Pipelines were evaluated by an independent valuer, with a total value of US$105 million as of the Closing Date;

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. Investment Accounted for Using the Equity Method and Put Right Liabilities (Continued)

(a) Investment accounted for using the equity method (Continued)

(ii)
Management Holdco would acquire 10% of the equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The
10
% equity is represented by
I-Mab
Hangzhou’s registered capital of US$3 million, and that after acquiring such equity, Management Holdco will pay US$3 million to
I-Mab
Hangzhou to fulfil its capital contribution obligations in a period of four years starting from the Closing Date;

(iii)
ESOP Holdco would acquire 5% of the equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The
5%
equity is represented by
I-Mab
Hangzhou’s registered capital of US$1.5 million. All of such equity will be used to implement
I-Mab
Hangzhou’s equity incentive plan.

(iv)
Domestic Investors would acquire a total of 40% of the equity of
I-Mab
Hangzhou from
I-Mab
Hong Kong with no consideration. The
40
% equity is represented
I-Mab
Hangzhou’s registered capital of US$12 million, and after acquiring such equity of
I-Mab
Hangzhou, Domestic Investors would pay US$120 million collectively to
I-Mab
Hangzhou to fulfil its capital contribution obligations.

After completion of the equity transfer, the registered capital of
I-Mab
Hangzhou remained to be US$30 million. The equity interest in
I-Mab
Hangzhou held by
I-Mab
Hong Kong, Domestic Investors, Management Holdco and ESOP Holdco are 45%, 40%, 10% and 5% respectively.
On the same day,
I-Mab
Hong Kong also entered into a shareholders agreement with the aforementioned investors (the “SHA”). According to the SHA and
I-Mab
Hangzhou’s articles of association, the board of directors of
I-Mab
Hangzhou shall be composed of seven directors. The directors shall be elected in the following ways:
I-Mab
Hong Kong is entitled to appoint three directors, including the chairman of the board of directors, as well as nominate one independent director; the Management Holdco is entitled to appoint one director; two non-related
entities of the Domestic Investors are entitled to appoint one director respectively (“Investors Directors”). Each director of the board of directors shall have one vote.
I-Mab
Hong Kong, Management Holdco and ESOP Holdco agree to act in concert, as long as each of Management Holdco and ESOP Holdco respectively holds equity in
I-Mab
Hangzhou, when exercising the rights as a shareholder.
As a result of the above transactions,
I-Mab
Hangzhou became an affiliate of the Group on the Closing Date in accordance with ASC 810 since
I-Mab
Hangzhou meets the definition of a business under ASC 805. In accordance with ASC 810-10, I-Mab Hangzhou is a variable interest entity, and no shareholder shall consolidate I-Mab Hangzhou under variable interest entity model as neither party have the power to direct all the activities that most significantly impact the economic performance of I-Mab Hangzhou. Therefore, the Group deconsolidated
I-Mab
Hangzhou and retained 45% equity interest in
I-Mab
Hangzhou. The investment was accounted for using the equity method. The retained investment in the common stock of
I-Mab
Hangzhou was initially measured at fair value in accordance with ASC
810-10-40.
The Group determined the fair value of its retained equity interest with the assistance of an independent third-party valuation firm. The Group used equity allocation model to estimate the fair value of the investment. The fair value as of the Closing Date was US$112,039 (equivalent to approximately RMB764,352) which reflected the fact that the shares subscribed by Management Holdco and ESOP Holdco were not issued and outstanding as of the Closing Date. The carrying value of the Group’s long-term investment measured under equity method was RMB762,997 as of September 30, 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. Investment Accounted for Using the Equity Method and Put Right Liabilities (Continued)

(a) Investment accounted for using the equity method (Continued)

A gain of RMB407,598 was recognized as a result of the deconsolidation. The gain represented the difference between:

i)	The fair value of the retained noncontrolling investment in I-Mab Hangzhou at the Closing Date; and

ii)	The aggregate of all of the following:

a)	the carrying amount of transferred intellectual property related to TJ102 at the Closing Date (Note 5);

b)	the fair value of the put right liabilities written by I-Mab Hong Kong to Domestic Investors;

c)	the carrying amount of I-Mab Hangzhou’s net assets at the Closing Date.
(b) Put right liabilities
Pursuant to the SHA, if
I-Mab
Hangzhou fails to close a public offering of
I-Mab
Hangzhou’s shares on the China Stock Exchange’s Science and Technology Innovation Board, Main Board, Small and
Medium-Sized
Enterprise Board, Growth Enterprise Board, or Hong Kong Stock Exchange, U.S. Stock Exchange, or other stock exchanges approved by the shareholders of
I-Mab
Hangzhou in accordance with provisions of the SHA within 4 years after September 15, 2020,
I-Mab
Hong Kong has agreed to repurchase the equity held by Domestic Investors by cash or
I-Mab’s
stock (subject to the approval procedures of
I-Mab)
within 3 years after the expiration of the
4-year
period after September 15, 2020.
The put right written by
I-Mab
Hong Kong to Domestic Investors is a freestanding equity-linked instrument, which is classified as a put right liability and recorded at fair value with changes in fair value recorded in the income statement.
The Group determined the fair value of the put right with the assistance of an independent third-party valuation firm. The Group used the option pricing model (finnerty model) to estimate the fair value of the put right using the following assumptions:

	As of September 15, and September 30,
	2020
Expected terms (Year)		4
Estimated volatility		55.2%
Spot price	US$	143,401
Probability of triggering event for redemption option		65%
The model requires the input of highly subjective assumptions including the expected terms, estimated volatility, spot price and probability of triggering event for redemption option. Expected terms is estimated based on the timing of a hypothetical redemption event which is assumed to be the earlier of expected redemption date or expected public offering date. Expected volatility is estimated based on daily stock prices of the comparable company for a period with length commensurate to the expected terms of redemption event. The spot price was determined with assistance from an independent third-party valuation firm. The Group’s management is ultimately responsible for the determination of the spot price and probability of triggering event for redemption option.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. Investment Accounted for Using the Equity Method and Put Right Liabilities (Continued)

(b) Put right liabilities (Continued)

Significant decreases in interval between valuation date and maturity date, estimated volatility, spot price and probability of triggering event for redemption option would result in a significantly lower fair value measurement.
8. Short-term Borrowings
In June 2019,
I-Mab
Bio-tech
(Tianjin) Co., Ltd. borrowed a loan of RMB50,000 from China Merchant Bank Co., Ltd. for a term of one year and at the interest rate of 4.15% per annum. To facilitate this borrowing, another subsidiary of the Company in Hong Kong placed cash deposits of US$8,000 (equivalent to approximately RMB55,810) with the bank. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the borrowing. The deposits have a one-year
term and bear interest at 2.63% per annum. The borrowing was repaid in June 2020.
9. Accruals and Other Payables

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Current:
Staff salaries and welfare payables	30,166	15,783	2,325
Accrued external research and development activities related expenses	144,000	150,622	22,184
Accrued initial public offering costs payable	17,504	508	75
Accrued private placement offering costs payable	—	96,837	14,263
Withholding IIT payable related to stock options	16,201	—	—
Non-refundable incentive payment from depositary bank (Note)	—	2,630	387
Accrued traveling expenses, office expenses and others	65,682	71,937	10,595

	273,553	338,317	49,829

Non-current:
Non-refundable incentive payment from depositary bank (Note)	—	8,433	1,242

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. Accruals and Other Payables (Continued)

Note: The Group received a
non-refundable
incentive payment of US$1,857 (equivalent to approximately RMB12,982) from depositary bank in April 2020. The amount was recorded ratably as other gains over a five-year arrangement period. For the nine months ended September 30, 2020, the Group has recorded RMB1,731 as other income in the interim condensed consolidated financial statements.
10. Income Taxes
The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2019 and September 30, 2020.
11. Ordinary Shares
As of December 31, 2019 and September 30, 2020, 500,000,000 ordinary shares had been authorized by the Company. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.
On October 29, 2019, the Company’s shareholders and board of directors approved that immediately prior to the completion of initial public offering, the Company’s authorized share capital will be changed into US$80,000 divided into 800,000,000 ordinary shares of a par value of US$0.0001 each.
On January 17, 2020, the Company completed its IPO and became listed on the Nasdaq Global Market by issuing 7,407,400 American Depositary Shares (“ADSs”) at the price of US$14.00 per ADS for total gross proceeds of US$103.7 million. On February 10, 2020, the underwriters of the IPO have exercised their over-allotment option to purchase an additional 768,350 ADSs of the Company at the IPO price of US$14.00 per ADS. After giving effect to the exercise of the over-allotment option, the Company has issued and sold a total of 8,175,750 ADSs in the IPO, for total net proceeds of US$101.3 million (equivalent to RMB697,788), netting of issuance cost from total gross proceeds of US$114.5 million. Each ten ADSs represent twenty-three ordinary shares of the Company.
On January 17, 2020, the Company also issued 6,078,571 ordinary shares to Everest (see Note 16 for details).
Upon the completion of the IPO, the Company’s then outstanding 30,227,056 Series A Preferred Shares, 23,288,783 Series B Preferred Shares, 3,714,580 Series
B-1
Preferred Shares, 3,301,849 Series
B-2
Preferred Shares, 31,046,360 Series C Preferred Shares and 3,857,143 Series
C-1
Preferred Shares were converted into 30,227,056, 23,288,783, 3,714,580, 3,571,427, 34,420,469 and 4,537,814 ordinary shares, respectively.
On July 15, 2020, the Group’s Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Group. The Group paid total prepayment of US$5,000 (equivalent to RMB34,051) for the share repurchase. As of September 30, 2020, none of the ordinary shares were repurchased.
On September 3, 2020, the Group entered into definitive subscription agreements with a consortium of institutional investors (the “Investors”) to raise approximately US$418 million through a private placement. The consortium is led by Hillhouse Capital Group (“Hillhouse”), with significant participation by GIC Private Limited, and also includes certain other leading Asian and U.S. biotech investment funds, Hillhouse is entitled to nominate one representative to
I-Mab’s
Board of Directors.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. Ordinary Shares (Continued)

The private placement comprises (1) the sale to the Investors of the Group’s 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS amounting to approximately US$418 million; and (2) warrants (the “Investor Warrants”, see Note 14(b)) to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the Investor Warrants are fully exercised. The Investor Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement.
The subscription agreement with the Hillhouse entities contemplates two closings. The first closing occurred on September 11, 2020, and the second closing is conditioned upon an existing director of the Group having resigned to enable the Hillhouse entities to appoint a director to replace such director and the lemzoparlimab out-licensing
agreement with AbbVie (see Note 16) being or remaining effective. As of September 30, 2020, 20,421,378 ordinary shares and 3,744,032 Investor Warrants were issued to the Investors for total gross proceeds of approximately US$293 million. In December 2020, the Group entered into a written amendment made to the subscription agreement with the Hillhouse entities, which removed one of the two conditions for the second closing that an existing director of the Group having resigned to enable the Hillhouse entities to appoint a director to replace such director. The second closing occurred as the other condition was satisfied and 8,712,124 ordinary shares as well as 1,597,235 Investor Warrants were issued to the Hillhouse entities for total gross proceeds of approximately US$125.0 million.
As of September 30, 2020, 115,888 stock options under 2017 Employee Stock Option Plan were exercised.
12. Convertible Preferred Shares
On January 17, 2020, immediately prior to the completion of the Company’s IPO, all of the convertible redeemable preferred shares were converted to ordinary shares. Prior to their conversion, the convertible redeemable preferred shares were entitled to certain privileges over ordinary shares with respect to dividends, conversion, and liquidation. The transactions and impact are disclosed as below.
On October 18, 2016, the Company issued 5,141,587 shares of Series
A-1
and
A-2
Preferred Shares with a consideration of US$11,282 (equivalent to approximately RMB74,742). In connection with the Series
A-1
and
A-2
Preferred Shares issuance, the Company also issued 2,246,744 warrant to purchase its Series
A-3
Preferred Shares (“Series
A-3
Warrants” and see Note 14).
On September 6, 2017, in connection with the Group’s acquisition of Tasgen Group, the Company issued 16,723,646 shares of Series
A-3
Preferred Shares at a price of US$2.55 per share with a total consideration of US$42,645 (equivalent to approximately RMB289,024).
Series
A-1
Preferred Shares, Series
A-2
Preferred Shares and Series
A-3
Preferred Shares are also referred to as Series A Preferred Shares.
On September 22, 2017, the Company issued 15,894,594 shares of Series B Preferred Shares with a consideration of US$52,546 (equivalent to approximately RMB346,515). In connection with the Series B Preferred Shares issuance, the Company also issued convertible promissory notes that are convertible into Series
B-1
Preferred Shares (“2017 Notes” and see Notes 13) and 5,633,780 warrants to purchase its Series
B-2
Preferred Shares (“Series B Warrant” and see Note 14).

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Preferred Shares (Continued)

Concurrently with the Company’s issuance of Series B Preferred Shares, the Company also completed a round of onshore financing with respect to the Group’s subsidiary
I-MAB
Tianjin (“Series B Onshore Financing”). Series B Onshore Financing comprised 1) capital injection to
I-Mab
Tianjin by a number of investors (“Series B Onshore Investors”) (see Note 13), 2)
I-Mab
Tianjin’s issuance of convertible loans (“Onshore Convertible Loans” and see Note 13), and 3) the Company’s issuance of 2,620,842 warrants to purchase its Series
B-2
Preferred Shares (“Series B Warrants” and see Note 14).
On June 29, 2018, the Company issued total 8,361,823 shares of Series
A-3
Preferred Shares upon exercise of Series
A-3
Option held by its holder.
On June 29, 2018, the Company issued 2,535,201 shares of Series
B-1
Preferred Shares upon conversion of 2017 Notes and issued 2,253,512 shares of Series
B-2
Preferred Shares upon exercise of Series B Warrant by Series B preferred shareholders.
On June 29, 2018, the Company issued 5,938,640 shares of Series B Preferred Shares upon exercise of the Series B Option held by a Series B Onshore Investor and issued 947,218 shares of Series
B-1
Preferred Shares upon conversion of Onshore Convertible Loans by a Series B Onshore Investor (see Note 13), respectively.
On July 6, 2018, the Company issued 1,455,549 shares of Series B Preferred Shares upon exercise of the Series B Option held by a Series B Onshore Investor, issued 232,161 shares of Series
B-1
Preferred Shares upon conversion of Onshore Convertible Loans by a Series B Onshore Investor (see Note 13) and issued 1,048,337 shares of Series
B-2
Preferred Shares upon exercise of Series B Warrant by Series B Onshore Investors, respectively.
Series B Preferred Shares, Series
B-1
Preferred Shares and Series
B-2
Preferred Shares are also referred to as Series B Preferred Shares.
On July 6, 2018, the Company issued 31,046,360 shares of Series C Preferred Shares at a price of US$6.4419 per share with a total consideration of US$200,000 (equivalent to approximately RMB1,323,363). In connection with the offering of the Series C Preferred Shares, the Company incurred issuance costs of RMB16,730.
On July 25, 2019, the Group entered into a share purchase agreement with certain third party investors, under which these investors will subscribe for an aggregate of 3,857,143 Series
C-1
convertible preferred shares of the Company for an aggregate purchase price of US$27.0 million. Out of the aforementioned subscription of 3,857,143 Series
C-1
convertible preferred shares by certain third party investors, 1,428,571 Series
C-1
convertible preferred shares were issued to an investor on October 17, 2019, and the Group also received the cash consideration of US$10,000 (equivalent to approximately RMB70,036). On November 6, 2019, the Group received cash consideration of US$17,000

(equivalent to approximately RMB119,387) for the remaining 2,428,572 Series
C-1
convertible preferred shares from the investors and the issuance of such 2,428,572 Series
C-1
convertible preferred shares were consummated on that day. In connection with the offering of the Series
C-1
convertible preferred shares, the Company incurred issuance costs of approximately US$840 (equivalent to approximately RMB5,887).

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Preferred Shares (Continued)

Upon the completion of the IPO on January 17, 2020, all outstanding 30,227,056 Series A Preferred Shares, 23,288,783 Series B Preferred Shares, 3,714,580 Series
B-1
Preferred Shares, 3,301,849 Series
B-2
Preferred Shares, 31,046,360 Series C Preferred Shares and 3,857,143 Series
C-1
Preferred Shares were converted into 30,227,056, 23,288,783, 3,714,580, 3,571,427, 34,420,469 and 4,537,814 ordinary shares, respectively.
Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series
C-1
Preferred Shares are collectively referred to as Preferred Shares.
Key terms of the Preferred Shares are summarized as follows:
Dividends
The holders of Preferred Shares are entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the ordinary shares or any other class or series of shares of the Group at the rate of eight percent (8%) of the original issue price per share per annum on each Preferred Share, payable in US$ and annually when, as and if declared by the Board of Directors. Such distributions shall not be cumulative. No dividend, whether in cash, in property or in shares of the capital of the Group, shall be paid on or declared and set aside for any ordinary shares or any other class or series of shares of the Group unless and until all dividends have been paid in full on the Preferred Shares (on an as-converted
basis).
Conversion
Each Preferred Share may be converted at any time into ordinary shares at the option of the preferred shares holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.
The Preferred Shares shall be automatically converted into ordinary shares immediately upon the closing of a public offering of the Company’s shares with an offering price (exclusive of underwriting commissions and expenses) that reflects a market capitalization (immediately prior to the public offering) of not less than US$1,000,000,000 or otherwise approved by all directors and certain preferred shareholders as specified in the Company’s memorandum and articles of association (the “Qualified Public Offering”).
The Group determined that there were no beneficial conversion features (“BCF”) identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will reevaluate whether or not a beneficial conversion feature should be recognized.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Preferred Shares (Continued)

Liquidation
In the event of any liquidation (unless waived by the preferred shareholders) including deemed liquidation, dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive a per share amount equal to one hundred percent (100%) of the original issue price on each Preferred Share, plus an amount representing an internal rate of return of twelve percent (12%) per annum on the original issue price as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata basis among the holders of the Preferred Shares, on an as-converted
basis, together with the holders of the ordinary shares.
Accounting for preferred shares
The Preferred Shares are redeemable by the holders upon a liquidation event, including a deemed liquidation event (e.g., change in control), and as such are presented as mezzanine equity on the consolidated balance sheets. In accordance with ASC
480-10-S99,
each issuance of the convertible preferred shares should be recognized at the date of issuance after deducting fair value allocated to the detachable warrants and issuance costs.
Modification of preferred shares
The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model.
When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.
On December 25, 2019, the Company’s shareholders and board of directors approved that, where the final offering price of a Qualified Public Offering is no less than US$4.176 per ordinary share, the agreed provisions related to the number of shares to be converted into the Company’s ordinary shares shall apply with respect to the Series
C-1
Preferred Shares, Series C Preferred Shares, Series
B-2
Preferred Shares and Series
B-1
Preferred Shares, which will generally give rise to a one to multiple conversion of the such rounds of Preferred Shares, provided that unanimous consent of the directors on the final offering price needs to be obtained in the event that the final offering price per ordinary share of such IPO is fixed at a price equal to or higher than US$4.176 per ordinary share but lower than US$5.22 per ordinary share.
The Company evaluated the aforementioned modifications and concluded that they represented modifications, rather than extinguishment, to Series
B-1,
B-2
and C Preferred Shares, which resulted in a transfer of value from ordinary shareholders to preferred shareholders. The combined change in fair value of Series
B-1,
B-2
and C Preferred Shares immediately before and after the modification was US$4.0 million (equivalent to approximately RMB27.8 million) on December 25, 2019. This decrease in fair value of the ordinary shares of US$4.0 million (equivalent to approximately RMB27.8 million) on December 25, 2019 was, in substance, a transfer of wealth mostly from ordinary shareholders to preferred shareholders, and therefore was recorded as a deemed dividend to the preferred shareholders
.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Preferred Shares (Continued)

Modification of preferred shares (Continued)

The Company evaluated the aforementioned modifications and concluded that they represented extinguishment to Series
C-1
Preferred Shares. The difference between the fair value of the modified Series
C-1
Preferred Shares and the carrying value of the original Series
C-1
Preferred Shares was amounting US$0.8 million on December 25, 2019 and represented the fair value of the consideration transferred, and therefore was recognized as a deemed dividend to the preferred shareholders and adjustment to the carrying amount of Series
C-1

Preferred Shares
.
The Company’s convertible preferred shares activities for the nine months ended September 30, 2019 and 2020 are summarized below:

	Series A Preferred Shares			Series B Preferred Shares			Series C Preferred Shares			Series C-1 Preferred Shares
	Number of shares	Amount	Amount	Number of shares	Amount	Amount	Number of shares	Amount	Amount	Number of shares	Amount	Amount
		US$	RMB		US$	RMB		US$	RMB		US$	RMB
Balance as of January 1, 2019 and September 30, 2019	30,227,056	102,852	687,482	30,305,212	139,407	921,243	31,046,360	197,478	1,306,633	—	—	—

Balance as of January 1, 2020	30,227,056	102,852	687,482	30,305,212	139,407	921,243	31,046,360	197,478	1,306,633	3,857,143	26,914	188,819
Conversion to ordinary shares upon IPO	(30,227,056)	(102,852)	(687,482)	(30,305,212)	(139,407)	(921,243)	(31,046,360)	(197,478)	(1,306,633)	(3,857,143)	(26,914)	(188,819)

Balance as of September 30, 2020	—	—	—	—	—	—	—	—	—	—	—	—

13. Convertible Promissory Notes
On February 3, 2018, the Company issued US$9,000 (equivalent to approximately RMB59,704) convertible promissory notes (“2018 Notes”) to an investor of Series
A-3
Preferred Shares at an annual interest rate of 0%, maturing on 36 months after the issuance date. Under the agreement, the holder of the 2018 Notes may convert the 2018 Notes outstanding principal amount into Series
B-1
Preferred Shares at the conversion price being lower of US$10 per share and fair market value at any time prior to the maturity date. Alternatively, the 2018 Notes shall be automatically converted into the Company’s Series B Preferred Shares upon the maturity. As the fair value of the Company’s ordinary shares on February 3, 2018 of US$3.96 was equal to the effective conversion price (being lower of US$10 per share and fair market value), the Company did not record a BCF. In December 2020, the Group issued 900,000 ordinary shares to Genexine, Inc. upon the full conversion of the 2018 Notes with the conversion price of US$10 per share.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. Warrants
(a) Warrants to purchase preferred shares
In connection with the issuance of the Series B Preferred Shares on September 22, 2017, 5,633,780 Series B Warrants were issued to Series B preferred shareholders, which provided the holders the right to purchase
Series B-2 Preferred
Shares.
In connection with the Company’s Series B Onshore Financing that took place on September 25, 2017, 2,620,842 Series B Warrants were issued to Series B Onshore Investors, which provided the holders the right to purchase
Series B-2 Preferred
Shares.
During the period from June 29, 2018 to July 6, 2018, 3,301,849 Series B Warrants (representing Tranche I of Series B Warrants) were exercised to purchase 3,301,849
Series B-2 Preferred
Shares with proceeds of US$20,000 (equivalent to approximately RMB132,332).
On July 6, 2018, the Series B Warrants holders agreed that the Series B Warrants shall be divided into two tranches and exercisable in accordance with different time schedules, such that: (i) the holders have exercised part of the Series B Warrants in the total consideration of US$20,000 (“Tranche I of Series B Warrants”) and 3,301,849
Series B-2 Preferred
Shares of the Company in aggregate have been newly issued to such holders on a pro rata basis; (ii) only when the Company fails to submit a Qualified Public Offering application at an internationally recognized securities exchange by March 31, 2019, the Warrant Holders may exercise the remaining part of Series B Warrants, in the total consideration of US$30,000 (“Tranche II of Series B Warrants”) and 4,952,773
Series B-2 Preferred
Shares of the Company in aggregate will be issued to such holders on a pro rata basis; (iii) provided that the Company successfully submits a Qualified Public Offering application at an internationally recognized securities exchange by March 31, 2019, the holders shall unconditionally and irrevocably waive and cancel Tranche II of Series B Warrants; and (iv) the Tranche II of Series B Warrants may only be concurrently exercised by all the Warrant Holders in one lump. This is considered to be a modification to Series B Warrants.
According to the confirmations issued by the Company’s Series B Warrants holders in July 2019, the holders of Series B Warrants has unconditionally and irrevocably waived and cancelled the Tranche II of Series B Warrants. The fair value gain of warrants for the nine months ended September 30, 2019 and 2020 was amounting to RMB5,609 and nil, respectively.
Accounting of warrants for purchase preferred shares
The warrant is a freestanding instrument and is recorded as liability in accordance with ASC 480,
 Distinguishing Liabilities from Equity
.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. Warrants (continued)

(a) Warrants to purchase preferred shares (continued)

As the Company’s issuance of warrants were bundled with other instruments (such as convertible preferred shares, convertible promissory notes, etc.), out of total considerations, the warrants are initially recognized at fair value and the remaining were allocated to other instruments on a relative fair value basis (if applicable). The fair value changes of the warrants (including the fair value changes arising from modification of warrants) up to the time of exercise or termination were recognized in earnings. Upon exercise, the total carrying value of the associated warrant liabilities was reclassified into the carrying value of the Preferred Shares into which it was converted.
The Company determined the fair value of the warrants with the assistance of an independent third-party valuation firm.
(b) Warrants to purchase ordinary shares
As mentioned in Note 11, on September 3, 2020, the Group entered into definitive subscription agreements with the Investors to raise approximately US$418 million through a private placement, which comprises the Investor Warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS.
The Subscription Agreement with the Hillhouse entities contemplates two closings. In the first closing occurred on September 11, 2020, the Investor Warrants were issued with fixed exercise prices of US$45.00 per ADS (equivalent to US$19.57 per share) and lives of one year. The number of common share purchasable upon exercise of the Investor Warrants shall be proportionally adjusted to reflect any share dividend, share split, combination of shares or reverse share split, or other similar event affecting the number of outstanding common shares.
Accounting for warrants to purchase ordinary shares
The Investor Warrants are regarded as indexed to the Company’s own stock and were classified as equity and initially measured at fair value and subsequent changes in fair value are not recognized as long as the Investor Warrants continue to be classified as equity. The estimated fair value of the Investor Warrants was RMB71,874 as shown below, which were used to determine the allocation of the total proceeds for the sale of ordinary shares between the Investor Warrants and ordinary shares.

	Terms	Exercise Price per share US$	Outstanding Units	Fair value at September 11, 2020 RMB’000
Warrants to purchase ordinary shares (first closing)	12 months	19.57	3,744,032	71,874

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. Warrants (Continued)

(b) Warrants to purchase ordinary shares (Continued)

The Group determined the fair value of the warrants with the assistance of an independent third-party valuation firm. The Group used the binomial model to estimate the fair value of the warrant on September 11, 2020 when the Investor Warrants were issued using the following assumptions:

As of September 11,
2020
Risk-free rate of return	0.12%
Maturity date	September 11, 2021
Estimated volatility rate	60.72%
Exercise price	US$19.57
The model requires the input of assumptions including the risk-free rate of return, maturity date and estimated volatility rate. The risk-free rate for periods within the contractual life is based on the US treasury strip bond with maturity similar to the maturity of the warrants as of valuation dates plus a China country risk premium. For expected volatilities, the Group has made reference to the historical daily stock prices volatilities of ordinary shares of several comparable companies in the same industry as the Group.
15. Share-based Compensation
(a) Restricted shares
During the year ended December 31, 2016, the Company issued 4,019,554 ordinary shares to Mr. Zang Jingwu Zhang, Ms. Qian Lili, Mr. Wang Zhengyi and Mr. Fang Lei (collectively the “Founders”), including the 369,301 shares which represented the equity interests of Third Venture held by the Founders, and the Company recorded share-based compensation expense of RMB18.7 million for issuance and grant of 3,650,253 ordinary shares to the Founders in June 2016.
In October 2016, the Founders entered into an arrangement with other investors of the Company, and the 87,441 ordinary shares issued to the Founders in June 2016 were canceled and out of the remaining 3,932,113 ordinary shares held by the Founders, 70% became restricted and subject to service vesting conditions, that should vest 20%, 20% and 30% over the next three years, respectively. There shall be no acceleration of the vesting schedule except that, in case of a change of control of the Company or a Qualified Public Offering, or the termination of the Founder’s employment with the Group without cause.
Deferred share-based compensation was measured for the restricted shares using the estimated fair value of the Company’s ordinary shares of US$0.77 at the date of imposition of the restriction in October 2016, and was amortized to the interim condensed consolidated statements of comprehensive loss by using graded vesting method over the vesting term of 3 years. As of December 31, 2019, all the restricted shares were fully vested.
The amounts of shared-based compensation expense in relation to the restricted shares recognized in the year ended December 31, 2019 was RMB1,566, of which RMB1,556 was recognized in the nine months ended September 30, 2019. No share-based compensation expense was recognized in the nine months ended September 30, 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(a) Restricted shares (Continued)

Share-based compensation expenses related to restricted shares are included in:

	Year Ended December 31,	Nine Months Ended September 30,
	2019	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	470	467	—	—
Administrative expenses	1,096	1,089	—	—

	1,566	1,556	—	—

(b) 2017 Employee Stock Option Plan (“2017 Plan”)
In October 2017, the Company adopted the 2017 Plan. Under the 2017 Plan, a maximum aggregate number of 13,376,865 shares that may be issued pursuant to all awards granted was approved. Stock options granted to an employee under the 2017 Plan will be exercisable upon the Company completes a listing and the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a three-year service schedule, under which an employee earns an entitlement to vest in 50% of the option grants on the second anniversary of the grant date, a vesting of the remaining 50% on the third anniversary of the applicable grant date. The stock option under 2017 Plan, to the extent then vested, shall become exercisable only upon the earlier of (i) a listing, and (ii) occurrence of a change in control.
On December 25, 2019, the Second Amended and Restated 2017 Plan was approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2017 Plan shall be adjusted in accordance with a formula pre-approved
by the shareholders. In connection with above amendments to 2017 Plan, each of the Company’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, is willing to irrevocably surrender by him or her, for no consideration, a portion of the unvested options granted to him or her, which, if vested, would entitle him or her to acquire up to 130,000 ordinary shares of the Company, par value US$0.0001 per share, at an exercise price of US$1.0, respectively, under the Second Amended and Restated 2017 Plan (in respect of each individual, the “Founder’s Surrendered Options”). On December 25, 2019, the board of directors of the Company approved that the Company accepts all Founder’s Surrendered Options from each of the founders, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, for no consideration, with effect immediately prior to the completion of the IPO and such surrendered options be cancelled with effect immediately prior to the completion of the IPO.
Prior to the Company completes a listing, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a listing, vested options not exercised by an employee shall be exercised until later of: (i) 90 days after the date when the options become exercisable, or (ii) 30 days after the date of cessation of employment or directorship, or such longer period as the Board of Directors may otherwise determine.
The Group granted 640,000 stock options to employees for the year ended December 31, 2019 and did not grant any stock options to employees for the nine months ended September 30, 2020.

No options were exercisable as of December 31, 2019 and 8,047,548 stock options were exercisable as of September 30, 2020. No options were exercised as of December 31, 2019 and 115,888 stock options were exercised as of September 30, 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(b) 2017 Employee Stock Option Plan (“2017 Plan”) (Continued)

The following table sets forth the stock options activities of 2017 Plan for the nine months ended September 30, 2020 is presented below:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	9,812,881	0.93	7.76	47,671
Exercised	(115,888)	1.00	—	—
Forfeited	(336,377)	1.00	—	—
Surrendered (Note 15 (h))	(332,566)	1.00	—	—

Outstanding as of September 30, 2020	9,028,050	0.93	7.01	175,576

Exercisable as of September 30, 2020	8,047,548	0.92	6.91	156,567

A summary of
non-vested
stock option activities for the nine months ended September 30, 2020 is presented below:

	Number of shares	Weighted average Grant date fair value US$
Non-vested at December 31, 2019	9,812,881	2.10
Vested	(8,047,548)	1.74
Exercised	(115,888)	2.14
Forfeited	(336,377)	2.26
Surrendered	(332,566)	1.47

Non-vested at September 30, 2020	980,502	5.02

Since the exercisability is dependent upon the listing, and it is not probable that this performance condition can be achieved until a listing, no share-based compensation expense relating to the 2017 Plan was recorded for the year ended December 31, 2019.
On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the nine months ended September 30, 2020 and recognized RMB56,019 and RMB69,204 share-based compensation expenses in administrative expenses and research and development expenses respectively relating to options vested cumulatively. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of the Group’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totally 332,566 unvested options, for no consideration, and these stock options were cancelled immediately.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(c) 2018 Employee Stock Option Plan (“2018 Plan”)
On February 22, 2019, the Group adopted the 2018 Plan, which was subsequently amended on July 22, 2019. Under the amended and restated 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 14,005,745, and if the Group successfully lists on an internationally recognized securities exchange for a Qualified Public Offering by December 31, 2019, the maximum aggregate number of ordinary shares which may be issued shall be 15,452,620.
On December 25, 2019, the Second Amended and Restated 2018 Plan were approved by the shareholders and board of directors of the Company, pursuant to which, in connection with the Company’s IPO, the maximum aggregate number of shares that may be granted pursuant to all awards under 2018 Plan shall be adjusted in accordance with a formula pre-approved
by the shareholders. In connection with above amendments to 2018 Plan, the director of the Company, Dr. Jingwu Zhang Zang is willing to irrevocably surrender by him, for no consideration, of the right to acquire a certain amount of ordinary shares of the Company, par value US$0.0001 per share, at an exercise price of US$1.0 pursuant to the options granted to him under the Second Amended and Restated 2018 Plan (the “Dr. Zang’s Surrendered Options”). On December 25, 2019, the board of directors of the Company approved that the Company accepts the irrevocable surrender of Dr. Zang’s Surrendered Options for no consideration, with effect immediately prior to the completion of the IPO and such surrendered options be cancelled with effect immediately prior to the completion of the IPO.
Stock options granted to an employee under the 2018 Plan will be generally exercisable when the Company completes a listing and the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. The vesting schedule shall generally be a two-year
vesting schedule consisting of a cliff vesting 50% on the first anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the second anniversary of the applicable vesting commencement date. If a listing occurs at anytime prior to any option granted under the 2018 Plan becoming full vested, and to the extent such option has been granted and outstanding, any such option shall vest in full with immediate effect upon the listing. Except as otherwise approved by the board of directors, vested portion of option shall become exercisable upon the earlier of six months after a listing or the occurrence of a change in control; provided, however that in each case, no option of an employee shall become exercisable until the third anniversary of such employee’s employment commencement date.
Pursuant to the Board of Director’s approval of 2018 Plan on February 22, 2019, the 10,893,028 stock options granted to a director of the Group under 2018 Plan were fully vested and exercisable upon the adoption of 2018 Plan. Out of aforementioned total 10,893,028 stock options, 454,940 stock options were repurchased by the Group (see Note15(d) for further details).

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(c) 2018 Employee Stock Option Plan (“2018 Plan”) (Continued)

The amounts of shared-based compensation expense in relation to the aforementioned grant of stock options to a director of the Group (except for those repurchased by the Group as described in Note 15(d)) recognized in the nine months ended September 30, 2019 and in the year ended December 31, 2019 was RMB365,329, included in administrative expenses.
The following table sets forth the stock options activities of 2018 Plan for the nine months ended September 30, 2020 is presented below:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	13,536,588	1.00	9.15	64,840
Surrendered (Note 15 (h))	(2,544,917)	1.00	—	—

Outstanding as of September 30, 2020	10,991,671	1.00	8.40	213.764

Exercisable as of September 30, 2020	10,166,671	1.00	8.40	197,720

A summary of
non-vested
stock option activities for the nine months ended September 30, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	3,098,500	5.57
Vested	(2,273,500)	5.57

Non-vested at September 30, 2020	825,000	5.57

Except for the aforementioned grant of stock options to a director of the Group under 2018 Plan, since the exercisability is dependent upon the listing, and it is not probable that this performance condition can be achieved until a listing, no share-based compensation expense related to the 2018 Plan was recorded for the year ended December 31, 2019.
On January 17, 2020, the Group completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. The Group has begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up
for the service period completed to date during the nine months ended September 30, 2020 and recognized RMB46,312 and RMB66,496 share-based compensation expense in administrative expenses and research and development expenses, respectively relating to options vested cumulatively. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to 11,005,888. The director of the Company, Dr. Jingwu Zhang Zang surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(d) Repurchase of share awards held by a director
On February 22, 2019, the amendment and restated 2017 equity incentive plan was approved by the Board of Directors of the Group, pursuant to which only the 3,435,215 stock options held by the director under the 2017 equity incentive plan became fully vested and exercisable on February 22, 2019. As a result of the performance condition being waived, the stock options held by the director of the Group were accounted for as a Type III modification where a condition that the Group expects will not be satisfied is changed to a condition that the Group expects will be satisfied.
Additionally, on the same day, the Group repurchased such 3,435,215 stock options under the amendment and restated 2017 equity incentive plan that was held by the director of the Group along with 454,940 of his stock options under the 2018 equity incentive plan for which the share awards also became fully vested and exercisable, at a total consideration of US$21,902 (equivalent to approximately RMB148,308) at an average share price of US$5.63 per share.
For the nine months ended September 30, 2019, the Group recorded the total payment of US$21,902 (equivalent to approximately RMB148,308) as share-based compensation costs (included in administrative expenses) in the condensed consolidated statement of comprehensive loss. There was no impact to the overall stockholder’s equity balance as the amended shares vested immediately and were repurchased.
(e) 2019 Share Incentive Plan (“2019 Plan”)
On October 29, 2019, the Group adopted 2019 Share Incentive Plan (the “2019 Plan”), which will become effective immediately prior to the completion of the Group’s initial public offering. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be 100,000.
The options shall vest when the Group completes a listing and the employee renders service to the Group in accordance with a stipulated service schedule starting from the employee’s date of employment. Stock options granted to 3 independence directors under the 2019 Plan will be generally exercisable under the following terms:(a) a cliff vesting of 1/3 of the option on the first anniversary of the vesting commencement date (January 17, 2020);(b) a cliff vesting of 1/3 of the option on the second anniversary of the vesting commencement date (January 17, 2020);(c) a vesting of the remaining 1/3 of the option on the third anniversary of the vesting commencement date. In the last year of the grantee’s service, the options shall vest on a prorated basis to reflect the portion of the year during which the grantee provided services to the Group.
For the nine months ended September 30, 2020, the Group granted 72,000 stock options to 3 independent directors (all with an exercise price of US$6.09) and recognized RMB741 share-based compensation expenses according to the options’ vesting schedule. No options were exercisable as of September 30, 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(e) 2019 Share Incentive Plan (“2019 Plan”) (Continued)

The following table sets forth the stock options activities of 2019 Plan for the nine months ended September 30, 2020 presented:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	72,000	6.09	—	—

Outstanding as of September 30, 2020	72,000	6.09	9.59	1,034

Exercisable as of September 30, 2020	—	—	—	—

A summary of
non-vested
stock options activity for the nine months ended September 30, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	72,000	6.09

Non-vested at September 30, 2020	72,000	6.09

Stock options granted to the 3 independent directors were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Nine Months Ended September 30,
2020
Expected volatility	54.88%
Risk-free interest rate (per annum)	0.79%
Exercise multiple	2.80
Expected dividend yield	—
Contractual term (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(f) 2020 Share Incentive Plan (“2020 Plan”)
On July 15, 2020, the Company adopted the 2020 Plan. Under the 2020 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall be 10,760,513 ordinary shares, provided that the maximum number of shares may be issued pursuant to awards in the form of restricted share units under this plan shall not exceed 7,686,081 ordinary shares.
Stock options granted to employees under the 2020 Plan will be exercisable under the following items: (a) a vesting of 25% the option on the first anniversary of the applicable vesting commencement date;(b) a vesting of 25% of the option on the second anniversary of the applicable vesting commencement date;(c) a vesting of 25% of the option on the third anniversary of the applicable vesting commencement date;(d) a vesting of 25% of the option on the fourth anniversary of the applicable vesting commencement date.
For the nine months ended September 30, 2020, the Group granted 1,068,733 stock options to its employees and recognized RMB2,052 and RMB3,606 share-based compensation expense according to the options’ vesting schedule in administrative expenses and research and development expenses respectively. No options were exercisable as of September 30, 2020.
The following table sets forth the stock options activities of 2020 Plan for the nine months ended September 30, 2020:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,068,733	5.91	—	—
Forfeited	(18,693)	5.91	—	—

Outstanding as of September 30, 2020	1,050,040	5.91	9.88	15,265

Exercisable as of September 30, 2020	—	—	—	—

A summary of
non-vested
stock option activities for the nine months ended September 30, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	1,068,733	8.65
Forfeited	(18,693)	8.65

Non-vested at September 30, 2020	1,050,040	8.65

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(f) 2020 Share Incentive Plan (“2020 Plan”) (Continued)

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Nine Months Ended September 30,
2020
Expected volatility	56.51%
Risk-free interest rate (per annum)	0.86%
Exercise multiple	2.20-2.80
Expected dividend yield	—
Contractual term (in years)	10
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.
Restricted share units granted to employees under the 2020 Plan will be exercisable under the following items:
(a) 1/3 of the awarded restricted share units shall vest based on the following time attribution:(i) a vesting of 25% of the time attribution based restricted share units on the first anniversary of the applicable adoption date;(ii) a vesting of 25% of the time attribution based restricted share units on the second anniversary of the applicable adoption date;(iii) a vesting of 25% of the time attribution based restricted share units on the third anniversary of the applicable adoption date;(iv) a vesting of 25% of the time attribution based restricted share units on the fourth anniversary of the applicable adoption date.
(b) 1/3 of the awarded restricted share units shall vest based on the Group’s weighted average market value during the last 30 days prior to the initial vesting date, the terms and conditions of which are set forth in the executed award agreements. In the event that dilution of additional share issuance occurs, the market value targets herein shall be adjusted accordingly with the proportion of additional share issuance. In the event that the average market value of Standard & Poor’s 500 index falls by more than 20% from the date of grant, it shall be deemed as a decline of the market, and the board of the Group or a committee that board delegated its powers or authority to shall adjust the vesting schedule as appropriate.
(c) 1/3 of the awarded restricted share units shall vest based on certain performance conditions:(i) a vesting of 20% of the performance conditions based restricted share units if one of the performance conditions has been met at the initial vesting date;(ii) a vesting of 40% of the performance conditions based restricted share units if two of the performance conditions have been met at the initial vesting date;(iii) a vesting of 60% of the performance conditions based restricted share units if three of the performance conditions have been met at the initial vesting date;(iv) a vesting of 80% of the performance conditions based restricted share units if four of the performance conditions have been met at the initial vesting date; (v) a vesting of all of the performance conditions based restricted share units if five of the performance conditions have been met at the initial vesting date.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(f) 2020 Share Incentive Plan (“2020 Plan”) (Continued)

Notwithstanding the foregoing, if the Group’s weighted average market value during the last 30 days prior to the initial vesting date reaches US$2 billion or above, and to the extent such restricted share units have been granted and outstanding, any such restricted share unit (except for those are based on time attribution) shall vest in full with immediate effect, inure to the benefit of the related grantees.
For the nine months ended September 30, 2020, the Group granted 3,564,798 restricted share units to employees and recognized RMB20,189 and RMB20,054 share-based compensation expense according to the restricted share units’ vesting schedule in administrative expenses and research and development expenses respectively. No restricted share units were exercisable as of September 30, 2020.
The following table sets forth the restricted share units of 2020 Plan for the nine months ended September 30, 2020:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	3,564,798	—	—	—
Forfeited	(13,461)	—	—	—

Outstanding as of September 30, 2020	3,551,337	—	9.91	72,617

A summary of
non-vested
restricted share units activities for the nine months ended September 30, 2020 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	3,564,798	13.63
Forfeited	(13,461)	11.75

Non-vested at September 30, 2020	3,551,337	13.68

Besides the aforementioned restricted share units, up to 1,446,875 shares may be issued in the form of restricted share unit to eligible grantees that the board of the Group or a committee that board delegated its powers or authority determined appropriate with immediate effect of being fully vested, which are defined as special awards and subject to terms and conditions under 2018 Plan.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(f) 2020 Share Incentive Plan (“2020 Plan”) (Continued)

For the nine months ended September 30, 2020, the Group granted 1,328,120 such restricted share units to employees and recognized RMB42,644 and RMB65,259 share-based compensation expense according to the restricted share units’ vesting schedule in administrative expenses and research and development expenses respectively. 558,200 restricted share units were vested but not issued as ordinary shares as of September 30, 2020 as the employees will not be entitled to the rights of ordinary shares from the Group until they settle the individual income tax for the transaction.
The following table sets forth the restricted share units subject to terms and conditions under 2018 Plan for the nine months ended September 30, 2020:

	Number of restricted share units	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	1,328,120	1.00	—	—

Outstanding as of September 30, 2020	1,328,120	1.00	9.90	25,829

A summary of
non-vested
restricted share units activities for the nine months ended September 30, 2020 is presented below:

	Number of restricted share units	Weighted average grant-date fair value US$
Non-vested at December 31, 2019	—	—
Granted	1,328,120	13.34
Vested	(558,200)	13.98

Non-vested at September 30, 2020	769,920	12.88

(g) Establishment of Biomaster Trust
Biomaster Trust was established under the trust deed dated October 23, 2019, between the Company and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. Through the Biomaster Trust, the Company’s ordinary shares and other rights and interests under awards granted pursuant to 2017 Plan and 2018 Plan may be provided to certain recipients of equity awards. Upon satisfaction of vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee of Biomaster Trust. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by
I-Mab.
The Company has the power to direct the relevant activities of Biomaster Trust and it has the ability to use its power over the Biomaster Trust to affect its exposure to returns. Therefore, the assets and liabilities of the Biomaster Trust are included in the Group’s consolidated statement of financial position.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. Share-based Compensation (Continued)

(h) Surrender of stock options
On January 17, 2020, the Group completed its IPO. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of the Company’s founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totally 332,566 unvested options, for no consideration, and these stock options were cancelled immediately. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to 11,005,888. The director of the Company, Dr. Jingwu Zhang Zang surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately. Upon the completion of the Company’s IPO in January 2020, the Group has recorded RMB91,051 share-based compensation expense related to these surrendered options.
The stock options surrendered by the founders should be accounted for as capital contribution. As the founders did not get the title of the stock options to be surrendered and the number of stock options would not be determined until listing, the capital contribution was not accounted for during the year ended December 31, 2019. For the nine months ended September 30, 2020, the Group has reclassified RMB91,051 from additional paid-in
capital – share-based compensation to additional
paid-in
capital – capital contribution relating to the stock options surrendered in the condensed consolidated financial statement of comprehensive loss.
Share-Based Compensation Expense
The allocation of share-based compensation expense was as follows:

	Year Ended December 31,	Nine Months Ended September 30,
	2019	2019	2020
	RMB	RMB	RMB	US$ (Note 2.5)
Research and development expenses	470	467	224,619	33,083
Administrative expenses	514,733	514,726	167,957	24,737

	515,203	515,193	392,576	57,820

16. Licensing and Collaboration Arrangements
The following is a description of the Group’s significant licensing and collaboration agreements entered into from January 1, 2017 to September 30, 2020.
A.
In-Licensing
Arrangements
Licensing Agreement with MorphoSys AG (“MorphoSys”)
In November 2017, the Group entered into a license and collaboration agreement with MorphoSys, with respect to the development and commercialization of MOR202/TJ202, MorphoSys´s proprietary investigational antibody against CD38 (the “CD38 product”).

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

A.
In-Licensing
Arrangements (Continued)

Under this agreement, MorphoSys granted to the Group an exclusive, royalty-bearing, sublicensable license to exploit MOR202/TJ202 for any human therapeutic or diagnostic purpose in the licensed territory, namely mainland China, Hong Kong, Macau and Taiwan (collectively “Greater China”).
Pursuant to this agreement, the Group granted to MorphoSys an exclusive license to its rights in any inventions that the Group make while exploiting the CD38 product under this agreement, solely to exploit the CD38 product outside of Greater China.
Pursuant to this agreement, the Group paid to MorphoSys an upfront license fee of US$20.0 million (equivalent to approximately RMB132.7 million). The Group also agreed to make milestone payments to MorphoSys, conditioned upon the achievement of certain development, regulatory and commercial milestones, in the aggregate amount of US$98.5 million (equivalent to approximately RMB653.5 million). Such milestones include first patient dosed in human clinical trials, marketing approval, and first annual net sales of CD38 products covered by the agreement in excess of a certain amount.
In addition, the Group is required to pay tiered
low-double-digit
royalties to MorphoSys on a
country-by-country
and
product-by-product
basis during the term, commencing with the first commercial sale of a relevant licensed product in Greater China. Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the expiration of the Group’s last payment obligation under the agreement.
In 2017, the Group paid US$20.0 million (equivalent to approximately RMB132.7 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in 2018. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2018. In March and April 2019, the project achieved the first and second milestone and the Group paid US$8.0 million (equivalent to approximately RMB55.7 million) of milestone fees to MorphoSys, which was recorded as research and development expense in the interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2019 and for the year ended December 31, 2019. No additional payments were made for the nine months ended September 30, 2020 as no
milestone has been achieved.
Licensing Agreement with Genexine, Inc. (“Genexine”)
In December 2017, the Group entered into an intellectual property license agreement with Genexine with respect to
GX-I7/TJ107,
a long-acting
IL-7
cytokine. Under this agreement, the Group obtained an exclusive, sublicensable and transferable license to use and otherwise exploit certain intellectual property in connection with the pre-clinical
and clinical development, manufacturing, sale and distribution of GX-I7 to treat cancer in Greater China.
Under the terms of the agreement, the Group made an upfront payment of US$12.0 million (equivalent to approximately RMB79.6 million) to Genexine which was recorded as a research and development expense in January 2018. The Group also agreed to make milestone payments in the aggregate amount of US$23.0 million (equivalent to approximately RMB152.6 million), conditioned upon the achievement of certain development milestones, including completion of Phase 2 and Phase 3 clinical studies and new drug application (“NDA”) or biologic license application (“BLA”) approval in Greater China.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

A.
In-Licensing
Arrangements (Continued)

Further, the Group agreed to make milestone payments in the aggregate amount of US$525.0 million (equivalent to approximately RMB3,482.7 million), conditioned upon the achievement of certain cumulative net sales of GX
-I7
up to US$2,000 million. The Group also is required to pay Genexine a low-single-digit
percentage royalty in respect of the total annual net sales of
GX-I7.
The aforesaid milestones and royalties (other than the upfront payment) will be reduced by 50% following the entry of a generic version of
GX-I7
in China, Hong Kong, Macau and Taiwan without the consent or authorization of the Group or any of the Group’s sublicensees.
Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of (i) the expiry of the last to expire patent of the licensed intellectual property that includes a valid claim for Greater China and that covers the composition of GX-I7; and (ii) 15 years from the date of the first commercial sale of
GX-I7.
No additional payments to Genexine were made in the nine months ended September 30, 2019 and 2020. Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that the remaining milestones are still not probable as of December 31, 2019 and September 30, 2020.
In May 2020, the Group and Genexine entered into an amendment to this agreement whereby both parties desire to establish collaboration on TJ107 GBM Study in Greater China Under the terms of the expanded collaboration, the Group will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. The Group shall undertake to bear two-thirds
(2/3) proportion of the clinical development costs and Genexine shall undertake to bear one-third
(1/3) proportion of these costs. As of September 30, 2020, the costs incurred for the development of this new indication was RMB1.4 million and thus RMB0.9 million expense was recorded in the unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020.
Licensing Agreement with MorphoSys
In November 2018, the Group entered into a license and collaboration agreement with MorphoSys for MorphoSys´s proprietary antibody (MOR210/TJ210) directed against C5aR (the “C5aR Agreement”). Under this agreement, the Group obtained an exclusive, royalty-bearing license to explore, develop and commercialize certain anti-C5aR antibodies in Greater China and South Korea.
The Group will perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all relevant clinical trials (including in the U.S. and China) and all development activities required for IND filing in the US as well as CMC development of manufacturing processes. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world.
Under the terms of the agreement, the Group also agreed to make milestone payments conditional upon the achievement of certain development milestones and certain annual net sales of anti-C5aR antibodies. The Group is also required to pay to MorphoSys tiered mid-single-digit
royalties on annual net sales of anti-C5aR antibody products within the licensed territory.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

A.
In-Licensing
Arrangements (Continued)

In 2018, the Group paid US$3.5 million (equivalent to approximately RMB23.2 million) upfront fee to MorphoSys, which was recorded as research and development expense. No additional payments were made in the year ended December 31, 2019. In August 2020, the project achieved the first milestone and the Group paid US$1.0 million (equivalent to approximately RMB6.8 million) of milestone fees to Morphosys, which was recorded as research and development expenses in the unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020.
Licensing Agreement with MacroGenics
In July 2019, the Group entered into a license and collaboration agreement with MacroGenics, Inc. for development and commercialization of an
Fc-optimized
antibody known as enoblituzumab that targets
B7-H3,
including in combination with other agents, such as the
anti-PD-1
antibody known as MGA012, in the People’s Republic of China, Hong Kong, Macau and Taiwan(“Greater China”). Under this agreement, the Group obtained an exclusive, sublicenseable, royalty-bearing license to MacroGenics’ patents and know-how
to develop and commercialize the enoblituzumab product, and a combination regimen of enoblituzumab and MGA012, in Greater China during the term of the agreement.
In exchange for these rights, in addition to certain financial consideration, the Group will grant to MacroGenics a royalty-free, sublicenseable, license outside of Greater China, to the patents and know-how
that are related to the enoblituzumab product or useful or necessary for MacroGenics to develop or commercialize the enoblituzumab product or a product containing MGA012, and combinations thereof. The license is
(i) non-exclusive
with respect to the enoblituzumab product, and (ii) exclusive with regard to MGA012.
Pursuant to the agreement, the Group paid an upfront fee of US$15.0 million (equivalent to approximately RMB104.4 million) to MacroGenics, which was recorded as research and development expense in the consolidated statement of comprehensive loss for the year ended December 31, 2019. No additional payments were made in the nine months ended September 30, 2020. Under the terms of the agreement, the Group also agreed to pay MacroGenics development milestone fees of up to US$75.0 million and regulatory milestones fees of up to US$60.0 million, respectively, and tiered double-digit royalties (ranging from mid-teens
to twenty percent) based on annual net sales in the territories.
The Group is responsible for all development costs in Greater China. MacroGenics is responsible for all development costs in the rest of the world, except that the Group is responsible for 20% of the costs incurred in (i) activities supporting global clinical trials in which the Group participates, (ii) certain CMC activities for material intended to be used in clinical trials in Greater China, and (iii) companion diagnostic development and validation for indications being studied in Greater China.
Due to the uncertainty involved in meeting these developments and commercialization based targets, the Group evaluated and concluded that no milestones are probable as of December 31, 2019 and September 30, 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

A.
In-Licensing
Arrangements (Continued)

Other
In-Licensing
Arrangements
In addition to the above arrangements, the Group has entered into other various in-licensing
and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group recorded US$1.2 million (equivalent to approximately RMB8.4 million) milestone payment under these agreements during the year ended December 31, 2019 and made in total US$1.5 million (equivalent to approximately RMB10.5 million) milestone payment as of December 31, 2019, of which US$0.4 million (equivalent to approximately RMB2.9 million) milestone payment was recorded during the nine months ended September 30, 2019. The Group additionally recorded US$1.2 million (equivalent to approximately RMB8.2 million) milestone payment during the nine months ended September 30, 2020. Under the terms of the agreements, the licensors are eligible to receive from the Group up to an aggregate of approximately US$164.4 million (equivalent to approximately RMB1,144.5 million) in milestone payments upon the achievement of contractually specified development milestones and sales milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.
B.
Out-Licensing
and collaboration Arrangements
Licensing Agreement among HDYM,
I-Mab
and Hangzhou HealSun Biopharm Co., Ltd. (“HealSun”)
In April 2017, one of the Company’s subsidiaries,
I-Mab
Shanghai, entered into a technology transfer agreement with HDYM and HealSun with respect to anti-PD-L1
humanized monoclonal antibodies. Under the agreement,
I-Mab
Shanghai agreed to grant to HDYM exclusive, worldwide and sublicensable rights to develop, manufacture, have manufactured, use, sell, have sold, import, or otherwise exploit certain
PD-L1
related patents, patent applications, know-hows, data and information of
I-Mab
Shanghai, relevant cell lines as well as any
anti-PD-L1
monoclonal antibody arising from such cell lines for the treatment of diseases. Further,
I-Mab
Shanghai and its cooperative party, HealSun agreed to provide subsequent research and development services on such intellectual property to HDYM, including the selection and examination of innovative anti-PD-L1
humanized monoclonal antibodies, cultivation and selection of stable cell lines, establishment of cell bank, research and development of manufacturing processes and preparation of samples, toxicological and pharmacological testing, pre-clinical
pharmaceutical experiment report drafting, and application for and registration of clinical trials. HDYM agreed to make milestone payments conditioned upon achieving certain contractually defined milestones.
The Group determined that this collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, due to the early stage nature of the development, in which the underlying intellectual property is significantly modified by the development activities being performed, the Group determined the license to the intellectual property and research and development services are not distinct and thus were accounted for as a single performance obligation that is satisfied over time. The Group would receive RMB51.0 million (inclusive of VAT) milestone payments under this agreement, and considered that the achievements of milestone II, III, IV are constrained such that the transaction price shall initially only include the milestones payment which have been achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

All the revenue has been recognized before the year ended December 31, 2019 and all the milestone payments were received by the Group as of December 31, 2019.
Collaboration Agreement with Everest (“Everest”)
In January 2018, the Group entered into a collaboration agreement with Everest, which is controlled by the ultimate controlling party of a principal shareholder of the Group. Under the agreement, both parties agreed to collaborate on programs to co-develop
MorphoSys’ proprietary anti-CD38 antibody for all indications in hematologic oncology and commercialize of MOR202/TJ202 in Greater China.
A joint steering committee with equal representation from each party was established to coordinate and oversee the development and commercialization of the CD38 product. All decisions of the joint steering committee shall be made by unanimous vote.
Under the agreement, the Group is primarily responsible for carrying out the development, manufacture and supply of the CD38 product, as well as seeking regulatory approval of the CD38 product. Everest is primarily responsible for sharing the development costs of the CD38 product, including payments due to MorphoSys under the Licensing Agreement, dated November 30, 2017, in the proportion of 75% by Everest and 25% by the Group.
The joint steering committee will decide which party shall be responsible for conducting the commercialization of the CD38 product pursuant to the commercialization plan approved by the committee. If Everest is selected to be responsible for commercialization, the Group shall grant an exclusive royalty-free license to Everest to commercialize the CD38 product for all indications in hematologic oncology in Greater China.
The Group and Everest will share the profit and loss and
out-licensing
revenue derived from the CD 38 product in proportion to the costs that each party incur in developing the product. The parties will also split out-license
revenue according to the proportion of development costs incurred, with the Group getting an additional five percent (5%) share and Everest receiving five percent (5%) less. Everest cannot share in any profit from the commercialization of CD38 product until it has fulfilled its payment obligations under this agreement.
Upon any termination of this arrangement, the terminating party has the right to continue the development and commercialization of CD38 product. If Everest is the rightful terminating party, the Group shall reasonably cooperate with Everest to facilitate the following: (i) assign the MorphoSys license to Everest (subject to the terms and conditions of such license); (ii) grant to Everest an exclusive license to all intellectual property rights that the Group owns or controls to further develop, manufacture, and commercialize the CD38 product; (iii) transfer the development, manufacture and commercialization of the CD38 product to Everest. The terminating party shall be solely responsible for the cost and expense of such development and commercialization after termination. In the event that such continuing party successfully develops and commercializes the CD38 product, it shall pay to the other party a percentage of the product profit and out-license
revenue generated therefrom in accordance with the terms of this agreement.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

During the year ended December 31, 2018, the US$26.0 million in aggregate proceeds from Everest under the agreement represented the funding available under the agreement and was recorded as a research and development funding received liability (equivalent to approximately RMB178.7 million) on the consolidated balance sheet as of December 31, 2018, in accordance with ASC 730, Research and Development. Because there is a significant related party relationship between the Group and Everest, the Group is treating its obligation to make payments under the commercialization stage as an implicit obligation to repay the funds advanced by Everest (see Note 21). During the nine months ended September 30, 2019, an additional US$7.6 million (equivalent to approximately RMB51.6 million) of funding was received and recorded as a research and development funding received liability, no further funding received from July 1, 2019 to the date of termination agreement entered into with Everest. No additional milestone has been achieved in the year ended December 31, 2019.
Termination Agreement with Everest
On November 4, 2019, the Group and Everest have terminated the collaboration agreement with respect to the co-development
and commercialization of TJ202 in Greater China. Upon the termination, Everest will not retain any rights or entitlements to develop or commercialize TJ202 or any economic interest in its commercialization. All intellectual property rights in respect of TJ202 arising from its development under the collaboration agreement are vested and owned by
I-Mab,
and the Group holds all intellectual property rights and have maximum flexibility to further develop, manufacture and commercialize TJ202 in Greater China. In consideration of the above arrangements, the board of directors of the Group has approved the issuance of a total value of US$37.0 million (equivalent to approximately RMB258.1 million) of ordinary shares (the “CPP Shares”) to Everest, representing Everest’s historical contribution to the collaboration and the associated time cost. The CPP Shares will be issued concurrently with, and subject to, the completion of the Company’s initial public offering within 180 days from termination of the collaboration agreement. The total value of US$37.0 million was calculated based on the sum of (1) US$33.7 million, which equals cumulative paid-in
contributions historically made by Everest under the collaboration agreement; and (2) a negotiated US$3.3 million time cost of the foregoing historical contribution in light of
I-Mab’s
exclusive rights over the commercialization of TJ202 after this termination. The issuance of the CPP Shares was approved by
I-Mab’s
existing shareholders on December 25, 2019. In the event that the initial public offering has not been completed within 180 days from the termination of the collaboration agreement, the Company will issue 4,762,751 ordinary shares (the “Subject Shares”) to Everest on the 181st day. As a result of the aforementioned termination of the collaboration agreement with Everest, the Group derecognized the research and development funding received from Everest and recognized a liability that represented the ordinary shares to be issued to Everest, which was measured at fair value in accordance with ASC 480, and the difference of US$3.3 million (equivalent to approximately RMB23.0 million) between the initial fair value of the liability and the carrying amount of research and development funding received was recognized as other expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2019. Upon the completion of the IPO in January 2020, the Group issued 6,078,571 ordinary shares to Everest.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

Licensing Agreement with ABL Bio
In July 2018, the Group entered into a license and collaboration agreement with ABL Bio, under which the Group granted to ABL Bio exclusive, worldwide (excluding Greater China), royalty-bearing rights to develop and commercialize a bispecific antibody (“BsAb”).
The Group agreed to share costs fifty-fifty (50:50) with ABL Bio through the completion of in vivo studies, with ABL Bio responsible for all costs and activities following that time. As of December 31, 2019, in total US$0.2 million (equivalent to approximately RMB1.4 million) expenses were incurred by ABL Bio, of which US$0.1 million (equivalent to approximately RMB0.7 million) were incurred for the nine months ended September 30, 2019. In the nine months ended September 30, 2020, US$0.04 million (equivalent to approximately RMB0.3 million) expenses were incurred by ABL Bio. Accordingly, the Group recorded US$0.02 million (equivalent to approximately RMB0.15 million) (50% cost sharing) of expenses in the Group’s consolidated statement of comprehensive loss for the nine months ended September 30, 2020.
Pursuant to the license and collaboration agreement that signed in July 2018 and memorandum of understanding that subsequently entered into with ABL Bio in January 2020, ABL Bio agreed to pay the Group an upfront fee of US$2.5 million (equivalent to approximately RMB17.2 million), and milestone payments in the aggregate amount of US$97.5 million (equivalent to approximately RMB690.3 million) conditioned upon achieving certain research, clinical development and sales milestones. These include clinical milestones of up to US$32.5 million (equivalent to approximately RMB230.1 million) and sales milestones of up to US$65 million (equivalent to approximately RMB460.2 million). Further, ABL Bio agreed to pay the Group royalties at mid-single-digit
percentages in respect of the total annual net sales of the licensed BsAb product.
In addition, ABL Bio granted to the Group an exclusive, royalty-free, sublicensable license to use the BsAb technology solely to exploit the licensed BsAb product for all indications in Greater China.
The Group determined that this collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant the BsAb license to ABL Bio. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Achievement of milestones that are not within the control of the Group or the licensee, such as regulatory approvals, are not considered probable until the approvals are achieved.
The Group recognized revenue of US$2.5 million (equivalent to RMB17.2 million) of revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2018, which was the upfront fee related to the grant of the rights of BsAb to ABL Bio as mentioned above. As of December 31, 2019 and September 30, 2020, no other milestone has been achieved. No revenue was recognized for the nine months ended September 30, 2020 and 2019.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

Collaboration Agreement with ABL Bio
In July 2018, the Group and ABL Bio entered into a collaboration agreement (the “ABL Bio Collaboration”) whereby both parties agreed to collaborate to develop three
PD-L1
based bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement.
At contract inception, as both
I-Mab
and ABL Bio participate actively in the research and development activity. Also, the parties share the risk of failure of the BsAb products and share the income of licensing, so this contract meet the criteria of the definition of a collaborative arrangement, the Group categorized this agreement within the scope ASC 808. Prior to commercialization, the Group recorded the share of the expenses incurred by the collaboration for the development of three
PD-L1
based bispecific antibodies products in research and development expense in the interim condensed consolidated statements of comprehensive loss. As of December 31, 2019, in total RMB12.2 million expenses were incurred by the Group and RMB8.0 million expenses were incurred by ABL, of which, RMB6.0 million expenses were incurred by the Group and RMB6.6 million expenses were incurred by ABL for the nine months ended September 30, 2019. According to the terms set out in the agreement, the Group recorded RMB6.3 million (50% cost sharing) of expenses in the Group’s interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, RMB12.4 million expenses were incurred by the Group and RMB39.6 million expenses were incurred by ABL. According to the terms set out in the agreement, the Group recorded RMB26.0 million (50% cost sharing) of expenses in the Group’s interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2020.
Collaboration Agreements with Tracon Pharmaceuticals, Inc. (“Tracon”)
In November 2018, the Group entered into collaboration agreements with Tracon, under which both parties agreed to co-develop
the Group’s proprietary CD73 antibody, TJD5 (the “TJD5 Agreement”) and co-develop
up to five BsAbs (the “BsAbs Agreement”). Both agreements may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or for safety reasons. In addition, the agreement in respect of TJD5 may be terminated by the Group: (i) for convenience within a certain period upon completing different clinical stages subject to certain payments and royalties, based on the clinical stage, that would be owed to Tracon upon the exercise of such termination for convenience; (ii) in the event that Tracon causes the Phase 1 study timeline to be delayed beyond the agreed extension periods; or (iii) if the Group decides to end the development of the collaborative product prior to its first commercial sale. Further, prior to the first commercial sale, Tracon may deem this agreement to be terminated by the Group if it reasonably believes that the Group has discontinued all meaningful development of the collaborative product for at least 12 months and certain other conditions are met. Additionally, in March 2019, the Group agreed with Tracon and F.
Hoffmann-La
Roche Ltd (“Roche”) on a clinical supply agreement for Roche to supply atezolizumab for use in clinical studies under the collaboration agreement with Tracon. As of December 31, 2019, the Group has recorded US$4.0 million (equivalent to approximately RMB27.8 million) of research and development costs in the consolidated statement of comprehensive loss for the year ended December 31, 2019, of which US$3.4 million (equivalent to approximately RMB24.3 million) was recorded in the nine months ended September 30, 2019. As of September 30, 2020, no payments or royalties are due under this agreement. For the nine months ended September 30, 2020, the Group has recorded US$0.03 million (equivalent to approximately RMB0.2 million) of research and development costs in the interim condensed consolidated statements of comprehensive loss.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

Licensing Agreement with CSPC Pharmaceutical Group Limited (“CSPC”)
In December 2018, the Group entered into a product development agreement with CSPC. The Group granted to CSPC exclusive, non-transferable,
non-irrevocable
and sublicensable rights in the PRC (excluding Hong Kong, Macau and Taiwan) to develop and commercialize TJ103 for treating type 2 diabetes.
CSPC is responsible for developing, obtaining market approval and commercializing the licensed products. The Group is responsible for transferring the manufacturing technology of the licensed products to CSPC and assisting CSPC in the continued optimization of such manufacturing technology thereafter.
In consideration of the license, CSPC agreed to pay the Group an upfront fee of RMB15.0 million and milestone payments in an aggregate amount of RMB135.0 million conditioned upon achieving certain clinical development and regulatory approval milestones. In addition, the Group is also entitled to royalties of up to low-double-digit
percentages in respect of the total annual net sales of the products after its commercialization in the PRC.
The Group determined that this collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under this agreement, the only one performance obligation was to grant TJ103 license to CSPC. considering that the achievements of milestones are constrained such that the transaction price shall initially only include upfront payment and subsequently, once another milestone was achieved (that means when uncertainty associated with the variable consideration is subsequently resolved), the additional milestone payment shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. As of December 31, 2018, the amount received of RMB14.2 million (net of VAT) was recorded as advance from customers in the consolidated balance sheet. In February 2019, an additional amount of RMB0.8 million (net of VAT) was received, and the license was also approved by China intellectual property office in May 2019. The first milestone was achieved in September 2019 and the amount of RMB15.0 million (net of VAT) was received according to the terms of the agreement. Accordingly, RMB30.0 million was recognized as revenue in the consolidated statements of comprehensive loss for the year ended December 31, 2019, of which RMB15.0 million of upfront payment and RMB15.0 million milestone payment were recognized for the nine months ended September 30, 2019. No additional revenue was recognized in the nine months ended September 30, 2020 as no further milestone has been achieved.
Strategic Alliance Agreement with PT Kalbe Genexine Biologics (“KG Bio”)
In March 2020, the Group entered into a strategic partnership with Kalbe Genexine Biologics (“KG Bio”) to grant a right of first negotiation for an exclusive license for the development and commercialization of two
I-Mab-discovered
product candidates: uliledlimab, a highly differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors (“First Program”), and an
I-Mab
product candidate (“Second Program”) to be agreed upon by both parties in certain regions. Through this agreement, both parties intend to negotiate the terms that will be reflected in definitive agreements for each prospective program covered under this agreement.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

If and when the Group and KG Bio enter into the definitive licensing agreement, the Group will be eligible to receive from KG Bio an aggregate amount of up to approximately US$340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio will pay the Group tiered royalties in the low to mid-teen
percentages on net sales from certain regions. As the right of first negotiation has not been exercised and the definitive agreement has not been entered into as of September 30, 2020, no revenue was recognized during the nine months ended September 30, 2020.
Global Strategic Partnership with AbbVie
On September 3, 2020, the Group, through
I-Mab
Biopharma (Shanghai) Co., Ltd. and
I-Mab
Biopharma US Limited, each a wholly-owned subsidiary of the Group, entered into a broad global strategic partnership with AbbVie Ireland Unlimited Group (“AbbVie”).
Pursuant to this collaboration, the Group will grant AbbVie a global license, excluding Mainland China, Macau, and Hong Kong, to develop and commercialize lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by
I-Mab
for the treatment of multiple cancers. The Group will retain all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Macau, and Hong Kong. AbbVie will conduct further global clinical trials (which the Group may elect to co-fund)
to evaluate lemzoparlimab in multiple cancers. This deal also allows for potential collaboration on future CD47-related therapeutic agents, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta
®
). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories. In addition, the Group and AbbVie will share manufacturing responsibilities, with AbbVie being the primary manufacturer supply outside of Mainland China, Hong Kong and Macau and the Group being the primary manufacturer for supply for Mainland China, Hong Kong and Macau. The Group believes that this collaboration will accelerate its establishment of commercial production operations in China.
AbbVie will pay the Group an upfront payment of US$180 million. Additionally, in connection with the recently released clinical data from the Phase 1 trial of lemzoparlimab in the United States, the Group expects to be paid a first milestone payment of US$20 million. The Group will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low double-digit percentages on global net sales outside of Mainland China, Macau, and Hong Kong. In addition, AbbVie has a license and right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by the Group and the Group cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Macau and Hong Kong even if AbbVie does not exercise its right of first negotiation or both parties are unable to come to an agreement of financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Licensing and Collaboration Arrangements (Continued)

B.
Out-Licensing
and collaboration Arrangements (Continued)

As of September 30, 2020, certain contractual obligations and regulatory approval were not obtained to bring the contract into effect. Thus, there was no financial impact in the interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020. Subsequently, it has become effective on December 10, 2020. The Group received the upfront payment of US$180 million in December 2020. Additionally, the first milestone event was achieved before the end of 2020 and the Group is entitled to receive the first milestone payment of US$20 million.
17. Other Income, Net
The following table summarizes other income and expenses, recognized for the nine months ended September 30, 2019 and 2020:

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Fair value change of short-term investments	332	2,557	377
Income of incentive payment from depository bank (Note 9)	—	1,731	255
Net foreign exchange gains	1,489	(1,760)	(260)
Subsidy income (Note (i))	180	10,658	1,570
Fair value change of other financial assets	(145)	—	—
Gains on deconsolidation of a subsidiary (Note 7)	—	407,598	60,033
Others	(98)	116	17

	1,758	420,900	61,992

Note:
(i) For the nine months ended September 30, 2020, subsidy income consists primarily of the government grant of RMB10 million. The government grant was granted by the project management office of Shanghai Zhangjiang Science City to support the research and development activities in the local region.
18. Net Loss Per Share
Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Numerator:
Net loss attributable to ordinary shareholders	(1,103,380)	(570,635)	(84,045)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	7,184,086	126,758,926	126,758,926
Net loss per share—basic and diluted	(153.59)	(4.50)	(0.66)

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. Net Loss Per Share (Continued)

For the nine months ended September 30, 2019 and 2020, the effects of all outstanding convertible preferred shares, restricted shares, warrants and certain restricted share units and stock options have been excluded from the computation of diluted loss per share for the nine months ended September 30, 2019 and 2020 as their effects would be anti-dilutive.
For the nine months ended September 30, 2019 and 2020, the Group also has certain dilutive potential stock options. These stock options which cannot be exercised until the Company completed its listing are not included in the computation of diluted earnings per shares as such contingent event had not taken place.
The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Nine Months Ended September 30,
	2019	2020
Convertible preferred shares	95,222,315	5,593,305
Restricted shares	1,179,634	—
Restricted share units	—	1,071,194
Stock options	11,445,457	17,321,232
19. Employee Benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made. The total amounts charged to the interim condensed consolidated statements of comprehensive loss for such employee benefits amounted to approximately RMB9,987 and RMB8,815 for the nine months ended September 30, 2019 and 2020, respectively.
20. Commitments and Contingencies
Contingencies
The Group is a party to or an assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (Note 16).
The Group did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and September 30, 2020.

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. Related Party Balances and Transactions
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019 and September 30, 2020:

Name of related parties	Relationship with the Group
Everest	Controlled by the ultimate controlling party of a principal shareholder of the Group
Tasly Pharmaceutical Group Co., Ltd.	Controlled by the ultimate controlling party of a principal shareholder of the Group
CMAB Biopharma (Suzhou) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Group
I-Mab Biopharma (Hangzhou) Co., Limited	Subsidiary of the Group before September 15, 2020; Affiliate of the Group after September 15, 2020
Details of related party balance as of December 31, 2019 and September 30, 2020 are as follows:
Ordinary Shares to be issued to Everest*

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Everest (Note 16)	258,119	—	—

Loans to an affiliate

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
I-Mab Hangzhou (Note(i))	—	52,000	7,659

Note(i): In July 2019 and July 2020,
I-Mab
Shanghai provided an interest free loan to
I-Mab
Hangzhou of RMB2,000 and RMB50,000 respectively to finance
I-Mab
Hangzhou’s operation. These loans were repaid in November 2020.
Details of related party transactions for the nine months ended September 30, 2019 and 2020 are as follows:
Receipt of CRO services—recognized in research and development expenses

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Tasly Pharmaceutical Group Co., Ltd.	5,590	—	—

I-MAB
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. Related Party Balances and Transactions (Continued)

Receipt of research and development funding

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Everest (Note 16)	52,207	—	—

Project development fee – recognized in research and development expenses

	Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
CMAB Biopharma (Suzhou) Inc.	—	690	102

22. Concentration of Credit Risk
Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments and other receivables. The carrying amounts of cash and cash equivalents, restricted cash, and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2019 and September 30, 2020, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the contract assets, other receivables and other financial assets, the Group performs on-going
credit evaluations of the financial condition of its customers and counterparties.
23. Subsequent Events

(a)	In December 2020, the Group issued 900,000 ordinary shares to Genexine, Inc. upon the full conversion of the 2018 Notes with the conversion price of US$ 10 per share.

(b)
In December 2020, the broad global strategic partnership with AbbVie became effective as the conditions of the effective date were satisfied. The Group received the upfront payment of US$180 million in December 2020. Additionally, the first milestone event was achieved before the end of 2020 and the Group is entitled to receive the first milestone payment of US$20 million.

(c)
In December 2020, the Group entered into a written amendment made to the subscription agreement with the Hillhouse entities, which removed one of the two conditions for the second closing that an existing director of the Group having resigned to enable the Hillhouse entities to appoint a director to replace such director. The second closing occurred as the other condition was satisfied and 8,712,124 ordinary shares as well as
1,597,235
Investor Warrants were issued to the Hillhouse entities for total gross proceeds of approximately US$125.0 million.